Leggett & Platt 2004 Annual Report

Leggett & Platt®




05048255

Everyday, Everywhere.




PROCESSED
MAR 2 9 2005
THOMSON
FINANCIAL

When investors first learn about Leggett & Platt, they are sometimes surprised to find a Fortune 500 company they haven't discovered before – especially one with our track record and 122 year history.

We are less well known because most of our products are sold to other manufacturers (as vital components found within their finished goods). Though our name may not be familiar to you, we're fairly certain

you use Leggett products all the time.

In this annual report we highlight **everyday** settings where our components are found. You'll quickly realize that Leggett's products are **everywhere**. Whether in the bedroom, backyard, office, living room, car, or retail store, it's virtually certain Leggett is there. We're practically unavoidable.



Leggett is here.

Contents

10 Financial Highlights
11 To Our Shareholders
15 Segment Overview
20 11-Year Financial Data
22 MD&A
32 Financial Statements
36 Notes to Financial Statements
47 Additional Financial Information
49 Stock Market and Ownership Data
50 Directors and Officers
52 Glossary
Corporate Information (inside back cover)
Leggett at a Glance (back cover)


Leggett is here.
eggett is here.
Leggett is here.
eggett is here.
eggett is here.

Most furniture makers use Leggett mechanisms

in their motion furniture (chairs and sofas that recline). In fact, some manufacturers and retailers require that only Leggett mechanisms be used. We also provide wire, springs, foam, and other components used to produce upholstered furniture.

You'll find additional Leggett products throughout your home. There's a good chance your carpet sits atop padding we manufacture. Our slip-resistant mats may be under your area rugs, or you may be using a similar product to line the shelves of your cabinets. Your draperies may be lined with our structural fabrics. And, you may find our aluminum components inside your washing machine.


Leggett is here.


eggett is here.

Leggett provides more retail fixtures

than anyone. You'll find Leggett products in use (but not for sale!) at your favorite retail stores. We supply nearly all major retailers with shelves, counters, racks, and point-of-purchase displays used to store, display and market their merchandise. We're approaching $1 billion in annual revenue from these products, three times the sales of our largest competitor.

Nearly every bed contains Leggett components

of some sort – springs, padding, wood, frame, headboard, comforter, pillows, etc. And if you sleep on an air or foam mattress, the adjustable base you use was probably made by Leggett.



Leggett is here.

Leggett is here.

Leggett is here.

Leggett is here.

Leggett is in the backyard, too!

When you barbecue with family and friends, tend to your lawn, work with power tools, relax in your lawn furniture, or care for the family pets, you're probably using our products.

Leggett is here.

Leggett is here.

Leggett is here.

Leggett is here.

Leggett is here.


Leggett is here.

If your office chair swivels, tilts, or adjusts,

it's likely that the mechanism or other components came from Leggett. Our products make your work environment more comfortable and productive. In addition to chair components, the pad beneath your office carpeting could be ours, and your cell phone and BlackBerry® may contain our magnesium die castings.

Leggett components are found in about 80%

of cars manufactured by North American and European auto companies. From the wire mats beneath your seat cushioning, to the adjustable lumbar or massage units in your seat back, to the cables that actuate the transmission or release the folding rear seats, your car probably contains several products made by us.


Leggett is here.




Leggett is here.



We're all around you! If you enjoy a ride on your motorcycle, ATV, or snow mobile, our components are likely a part of your vehicle. You'll also find Leggett components in airport seating, classroom chairs, and hotel beds. We're in diesel truck engines and in large farm machinery. We're in utility and service vans. We're in street and parking lot lighting. We're in overhead garage doors. And we could go on.

We hope this brief overview helps you understand why we feel quite comfortable saying you probably encounter Leggett products

Everyday, Everywhere!

Though our name may not be well known, many investors will readily recognize the names of the companies who purchase our products. You'll find that most large retailers, almost all manufacturers of furniture, bedding, and automobiles, and a variety of other manufacturers use our components. In fact,

Our customers comprise a Who's Who

of major manufacturers and retailers. We are privileged to serve a very broad suite of customers, including such outstanding firms as:

Aeropostale	Faurecia Automotive	Kingsdown	Safeway
Arctic Cat	Federal-Mogul	Klaussner Furniture	Sam's Club
Ashley Furniture	Federated Dept. Stores	Kohl's	Sealy
Barnes & Noble	Flexsteel	Kohler	Sears
Berkline	Ford	Krispy Kreme	Select Comfort
Best Buy	Frito-Lay	Kroger	Serta
Best Home Furnishings	Furniture Brands	Lane Home Furnishings	Shaw Industries
Big Lots	Gap	La-Z-Boy	Sherwin Williams
Black & Decker	General Motors	Lear	Silentnight
Blockbuster	Global Upholstery	The Limited	Simmons
Briggs & Stratton	Harley-Davidson	Linens 'n Things	Sleepy's
C-Cor	Herman Miller	Lithonia Lighting	Sony
Char-Broil	Hewlett-Packard	Liz Claiborne	Spring Air
Circuit City	Hilding Anders	Lowe's	Starbucks
Coca-Cola	HNI	Mattress Giant	Steelcase
Cooper Lighting	Home Depot	Maytag	Target
Corsicana Bedding	Honda	Michaels	Tempur-Pedic
Costco	Hudson's Bay	Natuzzi	Thomasville
Cummins	International Bedding	Palliser	Thomas & Betts
DeCoro	Interwire	PepsiCo	TJ Maxx
Dollar General	JC Penney	Qualcomm	Toyota
Electrolux	Johnson Controls	RadioShack	Verizon
Emerson	Kimball	Restonic	Wal-Mart
Ethan Allen	King Koil	Ross Stores	Wrigley

Financial Highlights

Leggett & Platt, Incorporated

(Dollar amounts in millions, except per share data)

Year ended December 31	**2004**	2003	% Change
Net sales	**$5,086**	$4,388	15.9%
Earnings before interest and income taxes (EBIT)	**462**	355	30.1
Net earnings	**285**	206	38.3
Cash provided by operations	**343**	395	(13.2)
Earnings per share – diluted	**1.45**	1.05	38.1
Cash dividends declared per share	**.58**	.54	7.4
Book value per share	**12.12**	11.00	10.2
Cash and cash equivalents	**491**	444	10.6
Total assets	**4,197**	3,890	7.9
Long-term debt	**779**	1,012	(23.0)
Shareholders' equity	**2,313**	2,114	9.4
Stock price range – High	**$30.68**	$23.69	
Low	**$21.19**	$17.16	
P/E range – High	**21**	23	
Low	**15**	16	
Average diluted shares outstanding (in millions)	**196.9**	197.0	
EBIT margin	**9.1%**	8.1%	
Net earnings margin	**5.6**	4.7	
Long-term debt as a percent of total capital	**24.1**	31.0	
Long-term debt as a percent of total capital (net of cash & current debt)	**21.9**	23.4	
Return on average total capital	**9.7**	7.7	
Return on average shareholders' equity	**12.9**	10.1	

Left to right, Karl G. Glassman, Executive Vice President,
Felix E. Wright, Chairman of the Board and Chief Executive Officer, and
David S. Haffner, President and Chief Operating Officer

To Our Shareholders,

A Good Year. 2004 was a very good year for Leggett's investors. Our stock price rose 31% during the year, and the stock traded at an all-time high of $30.68 in December. In 2004 Leggett's sales grew to a new record and earnings improved substantially. We generated more cash than was required to fund internal growth, acquisitions, and dividends. Our balance sheet remained strong, and we again reduced net debt-to-cap. Finally, in August the Board increased the dividend by 7%, making 2004 the 33rd consecutive year we have raised the dividend.

We are optimistic about 2005, and expect to post record sales and earnings. We project that sales should grow 6% to 10% in 2005, roughly two-thirds from internal growth and one-third from acquisitions. Sales growth, augmented by operational improvements, should lead to full-year earnings of $1.50 – $1.70 per share. We believe steel costs will stabilize, and anticipate continued margin improvement in our Fixture & Display operations.

If events unfold as we hope, 2005 should be another good year for our investors. Our executives feel strongly enough about the Company's prospects that approximately 90 of them decided (in December) to forego a portion of their 2005 cash compensation. Collectively, they are giving up over $7 million of cash salary and bonus, and choosing instead to receive Leggett stock or stock options. Our management team has a keen personal interest in seeing that the stock continues to do well over the long term.

Strong 2004 Financial Results. As the accompanying graphs illustrate, financial performance improved significantly in 2004. Full-year sales increased 16% to a record of $5.1 billion. Organic (or internal) sales increased 12%, and acquisitions contributed the remainder of the sales growth. Approximately two-thirds of the organic growth was due to inflation as we implemented price increases to pass along higher raw material costs. Unit volume improved in many businesses, with gains the strongest in upholstered furniture components, carpet underlay, aluminum components, and machinery.



Full-year earnings were $1.45 per share, a gain of 38% over last year's $1.05. Higher sales were the primary driver of the increase. Earnings also benefited from operational improvements and cost reduction efforts, and a full


EPS
Dollars per diluted share
1.60
1.20
0.80
0.40
0
98 99 00 01 02 03 04


Net Sales
Millions of dollars
5,200
3,900
2,600
1,300
0
98 99 00 01 02 03 04


Net Profit Margin
Percent
8
6
4
2
0
98 99 00 01 02 03 04


Organic Sales Growth
Percent
12
6
0
-6
-12
98 99 00 01 02 03 04


Net Debt to Cap
Percent
36
27
18
9
0
98 99 00 01 02 03 04


Cash From Operations
Millions of dollars
600
450
300
150
0
98 99 00 01 02 03 04


Return on Equity
Percent
20
15
10
5
0
98 99 00 01 02 03 04


Dividends
Cents per share
60
45
30
15
0
98 99 00 01 02 03 04

year of production from our steel mill, but these gains were partially offset by a weaker U.S. dollar and slightly higher restructuring costs.

Our cash flow and balance sheet remain strong. During the year we generated over $340 million in cash from operations. In November we issued $180 million of long-term debt, locking in favorable interest rates for 10 years. Our debt maintains the 'single A' rating it has enjoyed for over a decade. At year-end, long-term debt (net of cash) was down to 22% of total capitalization, well below our target range of 30% – 40%.

Operational Achievements. Operationally, 2004 was a busy and productive year. Two external issues demanded a considerable amount of our time. First was the extreme inflation in raw material costs – most notably steel. Steel costs have recently reached a plateau, but remain at record levels. The 1.3 million tons of steel we buy annually (accounting for 17% of our cost of goods sold) cost us over $200 million more in 2004 than in 2003. Due to the magnitude of these increases, we were compelled to pass along higher costs to customers.

The second major area of time went toward the new auditing and documentation requirements brought about by the Sarbanes-Oxley Act. This law compels companies to meticulously document the systems and procedures used to produce financial reports. Leggett has always been a leader in the areas of conservative accounting practices and high quality of earnings. Even so, compliance with Sarbanes-Oxley entailed a huge investment of time and labor.

Turning to issues over which we have some control, the first full year of production from our steel rod mill could not have come at a better time. Given the recent surge in global demand for steel, this mill helped ensure a consistent supply of quality rod for roughly half of our needs. When we made the acquisition (in 2002), we believed this mill presented a sound opportunity. With recent turbulence in the global steel industry, purchase of this mill has turned out to be a timely investment for Leggett. Building on this success, we are planning an expansion during 2005 that should increase future output by 20%.

In October, 2003 we announced increased attention to our poorly performing Fixture & Display group. For the Commercial segment as a whole, margins improved from 2.8% in 2003 to 5.1% in 2004. Still, there is more work to be done to reach the long-term margins we expect of this segment.

Finally, in late September we announced an agreement to supply aluminum die castings for Briggs & Stratton's assembly plant in Auburn, Alabama. We will build a 140,000 square foot die casting plant a short distance from the Briggs' facility. This project is an outstanding example of our 'deverticalization' strategy, in which Leggett supplies products to manufacturers who previously made their own components. At full production, we expect this project to contribute about $45 million of annual revenue to our Aluminum segment.

Strategic Direction. Profitable growth, both organic and through acquisitions, continues to be the Company's top priority. In addition, the Company plans to extend its dividend growth record, modestly increase leverage, and use excess cash to buy Leggett stock. Financially, we still aim for a return on equity in the high teens, a net debt-to-cap ratio of 30% – 40%, and top quartile performance versus our peers.

Cash will be used primarily to fund our growth and increase the dividend. Remaining cash (if any) will be available to repurchase the Company's stock. In August, the Board of Directors authorized purchase of up to 10 million shares of Leggett stock annually, but we have established no specific repurchase schedule. In years when many acquisitions are completed, there may be little or no cash available to purchase stock.

We expect long-term earnings per share (EPS) growth to average 15% annually, from a combination of double-digit sales growth, margin improvement, and possible reduction in the number of shares of stock. We are targeting 10% – 15% annual sales growth over the long term. An increased emphasis on internal expansion should yield 4% – 6% organic growth each year. Acquisitions are expected to add 6% – 9% to sales annually. We foresee overall sales growth coming from four areas: growth of our current markets, increased market share, international expansion, and entry into new product markets.

Margins should improve over the next few years, for two reasons. First, we anticipate higher sales and better capacity utilization, which reduces per-unit fixed costs. But even if sales remain unchanged, we foresee higher margins due to active steps we are taking to improve operating efficiency. We are concentrating those efforts in three areas: improving the Commercial segment EBIT margin, restructuring or eliminating underperforming operations, and reducing costs via purchasing and continuous improvement initiatives.

Dividend Growth Continues. In August the Board of Directors increased the quarterly dividend from $.14 to $.15 per share. At an indicated annual rate of $.60 per share, 2005 will mark 34 consecutive years of dividend increases. According to Mergent's *Dividend Achievers*, Leggett is among the top 100 companies for 10-year growth in dividends. As in prior years, Leggett was again named to Standard & Poor's list of 2005 "Dividend Aristocrats." Over the longer term, we are **one of only two** Fortune 500 companies that has achieved 34 consecutive annual increases in dividends at a compound


LEG
NYSE
Leggett executives ring the closing bell at the NYSE on September 13.

annual growth rate of over 14%. We continue to target dividend payout (over the long run) at approximately one-third of the average earnings over the last three years. Leggett is proud of its record of dividend growth, and we expect to extend that record far into the future.

Bell Ringing. On September 13, 2004, members of Leggett & Platt's executive team rang the closing bell at the New York Stock Exchange in recognition of the 25th anniversary of our listing on the exchange. From the initial partnership of Mr. Leggett and Mr. Platt back in 1883, it took almost 100 years before our stock was traded on the Big Board. When we joined the NYSE in 1979, our sales were $214 million, and earnings were a bit under $7 million (or about 7 cents per split-adjusted share). The stock closed that year at a split-adjusted price of 46 cents per share. Over the last 25 years our sales, net earnings, dividends, and stock price have each grown at compound annual rates between 13% and 18%.

Though we've enjoyed a long and prosperous history, Leggett & Platt is not a household name. Because many of our components are hidden within our customers' finished goods, most investors don't realize how many times daily they encounter Leggett's products. For that reason, in this annual report we decided to showcase some of the everyday settings in which you'll find items we produce. Whether you're a new, long-term, or prospective shareholder, we think you may be surprised to discover that you use Leggett's products Everyday, Everywhere.

Sincerely,

Felix E. Wright Chairman of the Board and Chief Executive Officer	**David S. Haffner** President and Chief Operating Officer	**Karl G. Glassman** Executive Vice President

February 28, 2005

Leggett & Platt manufactures thousands of different items. These products are organized in five segments and further divided into 10 groups and 29 business units. Here we share more information about our five segments and how they have performed.


2004 Sales
Specialized 10%
Residential 45%
Industrial 15%
Aluminum 10%
Commercial 20%

Residential Furnishings

Leggett's beginnings stem from our 1885 patent of the steel coil bedspring. Today, we are the leading worldwide supplier of a wide range of components used by bedding and upholstered furniture manufacturers in the assembly of their finished products. We also design sleep-related furniture and select lines of consumer products that we sell primarily to retailers and distributors.

Competitive Advantages
We are the low-cost producer in many of our markets, due to internal production of key raw materials, high volume manufacturing, superior technology, and a culture of continuous improvement. Ongoing research and development and design expertise make us leaders in product innovation. In some cases, we also develop and build the machines used to make these new products. Finally, a global presence allows us to participate in worldwide economic growth and to continue supplying customers as they move production to lower-cost regions of the world. These advantages, along with unequalled customer service, have resulted in long-term relationships with many customers.

Key Strategies
Our ability to develop new, proprietary products provides an ongoing opportunity to increase business with customers, including those who continue to make some of their own components. Many of our capabilities, including product innovation, are being successfully employed as we move into new regions of the world. Internationally, we locate our operations where demand for components is growing. We continue to look for acquisitions that expand our customer base, add new product lines or capabilities, or help establish a presence in new geographic regions.

Major Product Groups
- Bedding components
- Furniture components
- Adjustable beds
- Ornamental beds
- Fabrics
- Carpet cushion


Return on Assets
Percent
24
18
12
6
0
98 99 00 01 02 03 04


EBIT Margin
Percent
12
9
6
3
0
98 99 00 01 02 03 04


Organic Sales Growth
Percent
10
5
0
-5
-10
98 99 00 01 02 03 04


Total Sales
Millions of dollars
2,400
1,800
1,200
600
0
98 99 00 01 02 03 04


EBIT
Millions of dollars
260
195
130
65
0
98 99 00 01 02 03 04


Average Assets
Millions of dollars
1,400
1,050
700
350
0
98 99 00 01 02 03 04

* *Return on Assets = EBIT / Average Assets*
* *EBIT Margin = EBIT / Total Sales*

Commercial Fixturing & Components

Our second largest segment encompasses three areas. We are the market leader in design and production of store fixtures, point-of-purchase displays, and storage products used by retailers. In addition, we are the leading independent producer of chair controls, bases and other components for office furniture manufacturers. We also produce injection molded plastic components, used in a wide variety of end products.

Competitive Advantages

Our Fixture & Display group is the industry's only one-stop supplier, with broad capabilities that include design, production, installation, and project management. We are by far the largest producer in the industry, with internal production of critical raw materials, and flexibility in sourcing through our own nationwide network of facilities and our established relationships with foreign manufacturers. Our financial stability ensures customers that we can weather economic downturns and be there for them in the future.

Technical and design capabilities allow us to continue developing new, innovative products in our businesses that supply office furniture components and plastics. Other advantages include a broad product line, low-cost production capability, longstanding customer relationships, and a leading market position.

Key Strategies

Our Fixture & Display business strategy is to be the industry's premier, most financially stable, and most customer-oriented one-stop supplier of fixture and display products. Our focus is to increase volume within current markets and also to look for opportunities to expand into new, related markets.

In our businesses serving office furniture manufacturers and users of plastic components, we will continue to develop new products and pursue opportunities to supply more components to customers. We will also continue to make strategic acquisitions that add new products or expand operations into new regions of the world.

Major Product Groups

- Shelving, racks, and display cases
- Point-of-purchase displays
- Chair controls and bases
- Plastic components


Return on Assets
Percent
24
18
12
6
0
98 99 00 01 02 03 04


EBIT Margin
Percent
20
15
10
5
0
98 99 00 01 02 03 04


Organic Sales Growth
Percent
4
0
-4
-8
-12
98 99 00 01 02 03 04


Total Sales
Millions of dollars
1,100
825
550
275
0
98 99 00 01 02 03 04


EBIT
Millions of dollars
140
105
70
35
0
98 99 00 01 02 03 04


Average Assets
Millions of dollars
1,000
750
500
250
0
98 99 00 01 02 03 04

** Return on Assets = EBIT / Average Assets*
** EBIT Margin = EBIT / Total Sales*

Aluminum Products

Leggett's Aluminum group is the leading independent producer of non-automotive die castings in North America. Our components are used in a wide range of products across many industries. Major customers include manufacturers of motorcycles, small engines, lighting, appliances, gas barbeque grills, power tools, consumer electronics, telecommunications, and other products that use aluminum, zinc and magnesium die cast components. In addition to die-casting, we offer additional processes such as machining, finishing, and assembly of components and sub-systems. We also provide full service tool and die manufacturing to support our customers' tooling needs.

Competitive Advantages

As the market leader in technological and manufacturing capabilities, we are a one-stop shop for die cast components. We work with customers from design concept to market introduction and then through the product lifecycle to continually refine functionality and reduce cost. We are focused on offering the best value and are committed to excellence in customer service. Finally, our financial stability reassures customers that we will be there for them in the future.

Key Strategies

Market share growth is a major focus. We continue to pursue large users of castings, target customers who currently make their own aluminum components, and look for opportunities to expand into new markets where die cast components are used. We will continue to develop technology that allows opportunities for growth in new markets. Finally, we are committed to establishing a global presence, enabling us to supply customers as they move their production overseas. Acquisitions may play a part in accomplishing these plans.

Major Product Groups

- Aluminum die castings
- Magnesium and zinc die castings
- Tooling and dies

Return on Assets
Percent


12
9
6
3
0
98 99 00 01 02 03 04

EBIT Margin
Percent


10.0
7.5
5.0
2.5
0
98 99 00 01 02 03 04

Organic Sales Growth
Percent


18
9
0
-9
-18
98 99 00 01 02 03 04

Total Sales
Millions of dollars


600
450
300
150
0
98 99 00 01 02 03 04

EBIT
Millions of dollars


60
45
30
15
0
98 99 00 01 02 03 04

Average Assets
Millions of dollars


500
375
250
125
0
98 99 00 01 02 03 04

* *Return on Assets = EBIT / Average Assets*
* *EBIT Margin = EBIT / Total Sales*

Industrial Materials

We are North America's leading supplier of drawn steel wire, and a major producer of welded steel tubing. About half of the wire we produce and roughly one-quarter of our tubing is used by other Leggett businesses. Other customers include bedding and furniture makers, mechanical spring producers, and automotive seat manufacturers. Our businesses also produce specialty wire products (things like cotton bale ties, and boxed and shaped wire), and equipment used for baling agricultural products and recyclable waste. We also cut, form, and paint steel tubing used for automotive seat and ATV frames, components, and recreational vehicle accessories.

Competitive Advantages
High quality products and service, and low cost make us the leading producer in the markets we serve. Cost advantages result from our internal production of steel rod (the material used to make wire), high volume purchasing, economies of scale, efficient facilities, use of automation, and low labor content. Consistently delivering one of the industry's highest levels of product acceptance, coupled with our focus on customer service, allows us to meet and exceed customer expectations.

Key Strategies
The core strategy of our wire and tubing businesses is to efficiently supply other Leggett businesses' raw material requirements. Growth, to a large extent, will occur as our internal requirements expand, both domestically and abroad. We will also grow as we work with trade customers on programs that improve their efficiency (for example packaging multiple components supplied by other Leggett operations). Finally, we will expand our capabilities to add value through forming, shaping, and welding of our wire and tube. This may occur through start-up operations or acquisitions.

Major Product Groups
- Steel wire
- Specialty wire products
- Welded steel tubing
- Fabricated tube components

Return on Assets
Percent



40
30
20
10
0
98 99 00 01 02 03 04

EBIT Margin
Percent



16
12
8
4
0
98 99 00 01 02 03 04

Organic Sales Growth
Percent



45
30
15
0
-15
98 99 00 01 02 03 04

Total Sales
Millions of dollars



900
675
450
225
0
98 99 00 01 02 03 04

EBIT
Millions of dollars



120
90
60
30
0
98 99 00 01 02 03 04

Average Assets
Millions of dollars



300
225
150
75
0
98 99 00 01 02 03 04

** Return on Assets = EBIT / Average Assets*
** EBIT Margin = EBIT / Total Sales*

Specialized Products

Specialized products are concentrated in two areas. First, Leggett is the leading designer and worldwide manufacturer of lumbar systems and wire seating components, sold primarily to automotive seating manufacturers. In the second area, we are global leaders in design and production of state-of-the-art machinery and equipment, both for our own use and for other manufacturers. These products include wire forming equipment, industrial quilting and sewing machinery, and other automation equipment. External machinery customers are primarily bedding manufacturers and makers of home accessories.



Return on Assets
Percent
16
12
8
4
0
98 99 00 01 02 03 04



EBIT Margin
Percent
14.0
10.5
7.0
3.5
0
98 99 00 01 02 03 04

Competitive Advantages

Our automotive businesses are innovation leaders, focused on product development and cost reduction. We are the low-cost producer due to our continuous improvement programs, worldwide supply sources, and internal production of certain materials and components. Leggett's financial strength enables us to assist customers with supply chain management, thereby reducing their costs.

Our machinery operations, with more than 100 years of engineering experience, are recognized as the industry's technical and design leader. We have an extensive network of offices and agents that provide unparalleled sales, service, and parts support worldwide.



Organic Sales Growth
Percent
18
12
6
0
-6
98 99 00 01 02 03 04



Total Sales
Millions of dollars
560
420
280
140
0
98 99 00 01 02 03 04

Key Strategies

In our automotive operations, we will continue the focus on research and development, looking for ways to improve the function and cost of our products. The introduction of new products allows us to expand into new markets. Growing our global presence (to serve developing markets and to expand our sourcing options) will remain a priority, as will assisting our customers with vendor consolidation (to reduce the complexity and cost of their supply chain).

Our machinery businesses design and manufacture equipment that is used to produce the proprietary innerspring products we develop for our bedding customers. In most cases, the equipment we produce is not otherwise available in the marketplace. Providing proprietary machinery is a critical function of our machinery businesses, and a key factor contributing to the success of our bedding operations. In addition, we will continue to develop technology to improve efficiency in our own plants and our customers' operations.



EBIT
Millions of dollars
60
45
30
15
0
98 99 00 01 02 03 04



Average Assets
Millions of dollars
500
375
250
125
0
98 99 00 01 02 03 04

** Return on Assets = EBIT / Average Assets*

** EBIT Margin = EBIT / Total Sales*

Major Product Groups

- Automotive seating components
- Lumbar systems
- Power train and control cables
- Machinery for wire forming, quilting, and automation

Financial Data 2004 – 1994

Leggett & Platt, Incorporated

(Dollar amounts in millions, except per share data)	2004	2003[1]	2002	2001
Summary of Operations				
Net sales	**$5,085.5**	$4,388.2	$4,271.8	$4,113.8
% change	**15.9%**	2.7%	3.8%	(3.8)%
Gross profit	**915.8**	771.7	821.7	816.9
Earnings before interest and taxes (EBIT)	**461.7**	355.3	400.6	351.2
Interest expense, net	**39.1**	40.2	37.1	53.9
Income taxes	**137.2**	109.2	130.4	109.7
Tax rate	**32.5%**	34.7%	35.9%	36.9%
Net earnings from continuing operations	**285.4**	205.9	233.1	187.6
% change	**38.6%**	(11.7)%	24.3%	(29.0)%
Net earnings from continuing operations adjusted to exclude goodwill amortization	**285.4**	205.9	233.1	207.8
Gross margin	**18.0%**	17.6%	19.2%	19.9%
EBIT margin	**9.1%**	8.1%	9.4%	8.5%
Net profit margin	**5.6%**	4.7%	5.5%	4.6%
Common Stock Data				
Earnings per share from continuing operations				
Basic	**$ 1.46**	$ 1.05	$ 1.17	$ .94
Diluted	**1.45**	1.05	1.17	.94
Earnings per share from continuing operations adjusted to exclude goodwill amortization				
Basic	**1.46**	1.05	1.17	1.04
Diluted	**1.45**	1.05	1.17	1.04
Cash dividends declared per share	**.58**	.54	.50	.48
Dividend payout ratio[3]	**47.4%**	51.3%	43.7%	38.8%
Book value per share	**12.12**	11.00	10.16	9.51
Stock price range–High	**30.68**	23.69	27.40	24.45
Low	**21.19**	17.16	18.60	16.85
P/E range[4]	**15 – 21**	16 – 23	16 – 23	18 – 26
Average number of shares outstanding				
Basic	**195.7**	196.5	199.0	199.5
Diluted	**196.9**	197.0	199.8	200.4
Year-End Financial Position				
Cash and cash equivalents	**$ 491**	$ 444	$ 225	$ 187
Total assets	**4,197**	3,890	3,501	3,413
Long-term debt	**779**	1,012	809	978
Shareholders' equity	**2,313**	2,114	1,977	1,867
Total capital[5]	**3,238**	3,264	2,903	2,956
Cash Flow Components				
Net cash provided by operating activities	**$ 343**	$ 395	$ 456	$ 535
Capital expenditures	**157**	137	124	128
Acquisitions, net of cash acquired	**46**	120	46	95
Dividends paid	**110**	103	96	93
Stock repurchases, net	**74**	79	81	51
Depreciation and amortization	**177**	167	165	197
Percentages				
Long-term debt as % of total capital	**24.1%**	31.0%	27.9%	33.1%
Long-term debt as % of total capital (net of cash & current debt)	**21.9**	23.4	25.4	28.7
Return on average total capital[6]	**9.7**	7.7	8.9	7.7
Return on average shareholders' equity	**12.9**	10.1	12.1	10.3

[1]As discussed in Note A of the Notes to Consolidated Financial Statements, the Company began recognizing stock option expense under SFAS 123 in 2003 for any options granted after January 1, 2003.

[2]*1996 amounts include merger related costs of $26.6 and a $20.2 charge for early extinguishment of debt. The net earnings impact was $28.9, or $.16 per basic and diluted share. The* charge for early extinguishment of debt was previously reported as an extraordinary item, which accounting was changed by FASB Statement No. 145.

[3]Dividend payout ratio is computed by dividing current year dividends by the prior three-year average net earnings per diluted share.

2000	1999	1998	1997	1996(2)	1995	1994
$4,276.3	$3,779.0	$3,370.4	$2,909.2	$2,466.2	$2,256.9	$2,009.1
13.2%	12.1%	15.9%	18.0%	9.3%	12.3%	31.6%
912.3	869.6	737.2	621.3	522.0	443.6	388.6
480.8	502.5	429.1	362.5	257.4	249.2	220.2
62.2	39.9	33.5	29.2	27.9	28.6	23.9
154.5	172.1	147.6	125.0	89.0	86.3	76.8
36.9%	37.2%	37.3%	37.5%	38.8%	39.1%	39.1%
264.1	290.5	248.0	208.3	140.5	134.3	119.5
(9.1)%	17.1%	19.1%	48.3%	4.6%	12.4%	39.6%
282.9	306.4	259.3	217.3	146.4	138.5	123.4
21.3%	23.0%	21.9%	21.4%	21.2%	19.7%	19.3%
11.2%	13.3%	12.7%	12.5%	10.4%	11.0%	11.0%
6.2%	7.7%	7.4%	7.2%	5.7%	6.0%	5.9%
$ 1.33	$ 1.46	$ 1.25	$ 1.09	$ .78	$ .76	$ .69
1.32	1.45	1.24	1.08	.77	.75	.68
1.42	1.54	1.31	1.14	.81	.78	.71
1.41	1.53	1.29	1.12	.80	.77	.70
.42	.36	.315	.27	.23	.19	.155
31.4%	28.6%	30.6%	31.2%	31.4%	29.2%	28.9%
9.15	8.36	7.27	6.09	5.11	4.21	3.56
22.56	28.31	28.75	23.88	17.38	13.44	12.38
14.19	18.63	16.88	15.75	10.31	8.50	8.31
11 – 17	13 – 20	14 – 23	15 – 22	13 – 23	11 – 18	12 – 18
199.0	198.5	197.7	190.3	181.1	177.3	173.2
200.4	200.9	200.7	193.2	183.7	179.7	175.7
$ 37	$ 21	$ 84	$ 8	$ 4	$ 8	$ 3
3,373	2,978	2,535	2,106	1,713	1,478	1,327
988	787	574	466	389	381	364
1,794	1,646	1,437	1,174	941	747	628
2,897	2,546	2,134	1,734	1,420	1,203	1,060
$ 441	$ 371	$ 355	$ 288	$ 238	$ 188	$ 172
170	159	148	119	96	107	97
252	290	117	172	90	29	89
79	69	60	48	30	32	25
49	78	9	(1)	5	22	(1)
173	149	128	106	92	78	67
34.1%	30.9%	26.9%	26.9%	27.4%	31.6%	34.3%
33.4	30.5	24.1	26.8	27.4	31.6	34.4
11.2	13.6	14.1	14.5	12.1	13.5	13.9
15.4	18.8	19.0	19.7	16.6	19.5	20.9

(4) P/E = high (or low) stock price divided by earnings per share for that year.

(5) Total capital includes long-term debt, deferred taxes, other long-term liabilities and shareholders' equity.

(6) This percentage is computed by adding the after-tax interest expense to net earnings and then dividing the sum by average total capital.

Introduction

What We Do

Leggett & Platt is a Fortune 500 diversified manufacturer that conceives, designs, and produces a broad range of engineered components and products that can be found in most homes, retail stores, offices, and automobiles. We make components that are often hidden within, but integral to, our customers' products.

We are North America's leading independent manufacturer of: components for residential furniture and bedding, adjustable beds, carpet underlay, retail store fixtures and point-of-purchase displays, components for office furniture, non-automotive aluminum die castings, drawn steel wire, automotive seat support and lumbar systems, and machinery used by the bedding industry for wire forming, sewing, and quilting.

Our Segments

Our 122-year-old company is composed of 29 business units under five reportable segments, with approximately 33,000 employee-partners, and more than 300 facilities located in over 20 countries around the world. Our five segments are Residential Furnishings, Commercial Fixturing & Components, Aluminum Products, Industrial Materials, and Specialized Products.

Residential Furnishings, our largest segment, generated 45% of the company's total sales in 2004. The operations in this segment supply a variety of components mainly used by bedding and upholstered furniture manufacturers in the assembly of their finished products. We also sell adjustable beds, bed frames, ornamental beds, carpet cushion, and other finished products.

In 2004, Commercial Fixturing & Components contributed 20% of total sales. Operations in this segment produce: a) store fixtures, point-of-purchase displays, and storage products used by retailers; b) chair controls, bases, and other components for office furniture manufacturers; and c) injection molded plastic components used in a variety of end products.

Aluminum Products represented 10% of 2004's total sales. We are North America's leading independent producer of non-automotive aluminum die castings. Our operations serve a diverse group of customers that manufacture products including motorcycles, diesel and small engines, outdoor lighting fixtures, gas barbeque grills, appliances, power tools, and consumer electronics, among others.

Industrial Materials generated 15% of our total sales in 2004. These operations primarily supply steel rod, drawn steel wire, and welded steel tubing to other Leggett operations and to external customers. Our wire and tubing is used to make bedding, furniture, automotive seats, retail store fixtures and displays, mechanical springs, and many other end products.

Specialized Products contributed 10% of 2004's total sales. From this segment we supply lumbar systems and wire components used by automotive seating manufacturers. We also design and produce machinery, both for our own use and for others, including bedding manufacturers.

Customers

We serve a broad suite of customers, with no single customer representing even 5% of our sales. Many are firms whose names are widely recognized; they include most manufacturers of furniture, bedding, and automobiles, most major retailers, and a variety of other manufacturers.

Our products are primarily sold through our own sales employees. However, some of our businesses also use independent sales representatives and distributors.

Competition

We believe we gain our competitive advantage through many key attributes, including low cost operations, internal production of key raw materials, manufacturing expertise, product innovation, high quality products, focus on customer service, long-lived relationships with customers, and financial strength.

Many companies offer products that compete with those we make. The number of competitors varies by product line (they tend to be smaller, private companies), but most of our markets are very competitive.

We face increasing competition from foreign competitors as some of our customers source a portion of their finished product from Asia. We are establishing operations in Asia to continue supplying those customers. At the end of 2004, Leggett operated eight Chinese facilities. Although we can generally produce components at a lower cost in the U.S., as our customers move the production of their finished products overseas, we must be located nearby to supply them efficiently.

Many of our competitors, both domestic and foreign, compete primarily on the basis of price. We are also price competitive, but we focus to a greater degree on product quality, innovation, and customer service.

Major Factors That Impact Our Business

Same location sales growth should be a primary driver of future earnings. Our operating performance is heavily influenced by market demand for our components and products. This demand is impacted by many broad economic factors, including consumer sentiment, employment levels, housing turnover, and interest rates. These factors influence consumer spending on durable goods, and therefore drive demand for our components and products. We are also impacted by trends in business capital spending; approximately one-quarter of our sales relates to this segment of the economy.

Raw material cost trends can also significantly impact earnings. Steel is our largest raw material, representing approximately 17% of our cost of goods sold. As 2004 progressed, the price of certain types of steel nearly doubled, but we were able to recover most of our higher costs through selling price increases. Although we expect costs to stabilize, unanticipated large changes could significantly affect earnings. Our ability to recover additional cost increases, should they occur, is a major factor that could impact future results. Unprecedented price increases in the steel market during 2004 led to an above-average scrap-to-rod market price spread. This market spread benefited our 2004 earnings through our steel rod mill; however, we believe this spread is not sustainable long-term.

Inflation in other raw materials can also impact operations. Those major materials include chemicals, fibers, and resins (all of which are generally impacted by changes in oil prices), and lumber. Aluminum is also a significant material used in our operations, but our earnings exposure to this commodity is partially mitigated by pricing arrangements we have with our customers.

In October 2003, we announced increased attention to our poorly performing Fixture & Display operations. This tactical plan was aimed at accomplishing improved operating efficiency, better adherence to standard costs, tighter inventory control, cost reduction, and more competent staffing. We made progress under the tactical plan in 2004 as discussed later in this MD&A. Still, there is more work to be done to reach our targeted margins for this business. The success of the plan could have a significant impact on future operating results.

As we expand internationally, our exposure to foreign currencies grows. Significant changes in the exchange rates of the U.S. dollar to foreign currencies impact our results.

In our 2003 MD&A, we discussed availability of steel as a potential issue impacting our business. As 2004 progressed, worldwide demand for steel moderated slightly and worldwide supply increased as new mills (particularly in China) were brought on line. Heading into 2005, we believe availability of steel is no longer as large an issue in the market. In addition, we believe we are better positioned than our competitors to secure supply due to our internal production of key raw materials, financial strength, and purchasing leverage.

In last year's MD&A, we also discussed uncertainty regarding natural gas prices. Although still at higher than historical levels, energy costs were relatively stable in 2004. We continue to monitor pricing and have locked in prices on a small amount of our natural gas requirements for the next three years.

Results of Operations – 2004 vs. 2003

Sales in 2004 exceeded our prior record by 16%, and earnings increased substantially. Margins also improved for the full year. During the year, we were challenged by rapidly escalating steel costs, but we were successful in recovering most of the higher costs through selling price increases. Our steel rod mill operated at full capacity for the year, and this brought significant earnings benefits. Improved performance of our Fixture & Display operations also contributed to our earnings growth. Further details about these items and our consolidated and segment results are discussed below.

Consolidated Results

The following table shows the changes in sales and earnings from 2003 to 2004 and identifies the major factors contributing to the changes:

(Dollar amounts in millions)		
Net sales:		
Year ended December 31, 2003	$4,388	
Acquisition sales growth	189	4.3%
Same location sales growth	509	11.6%
Year ended December 31, 2004	$5,086	
Net earnings:		
Year ended December 31, 2003	$ 206	
Increased sales, operating improvements, and other	71	
Gains from asset sales	9	
Lower inventory obsolescence	6	
Lower tax rate	9	
Weaker U.S. dollar	(11)	
Higher restructuring costs	(5)	
Year ended December 31, 2004	$ 285	

We set a record for sales in 2004 at $5.09 billion, up 16% from 2003. Same location sales increased from the combined effect of inflation, unit volume growth, and currency rate changes. Approximately two-thirds of the 2004 organic growth came from inflation as we implemented price increases to pass along higher raw material costs. Unit volumes improved in many businesses, but gains were strongest in upholstered furniture components, carpet underlay, aluminum components, and machinery. For the year, world-wide bedding units were roughly flat. Volume declined slightly in our Fixture & Display operations. Currency rate changes also added to same location sales growth, but to a much lesser extent than inflation and unit volume gains.

Rising steel costs were our largest challenge in 2004. We purchase roughly 1.3 million tons of steel each year, accounting for approximately 17% of our cost of goods sold. During 2004, prices increased significantly, and for the year we paid over $200 million more for steel than in 2003. Due to the magnitude of these increases, we were compelled to pass along our higher costs.

In addition to steel, we experienced inflation in other raw materials during 2004. Chemical, fiber, and resin costs increased as oil prices rose. Aluminum costs also increased, but our earnings exposure to this commodity is currently limited by the pricing arrangements we have with our customers.

Net earnings grew 39%, to $285 million, and earnings per share increased 38%, to $1.45, from $1.05 in 2003. Several factors contributed to the earnings improvement:

- Sales increase: Higher sales were the primary factor contributing to 2004's earnings growth. Unit volume gains led to improved overhead absorption in many of our businesses. In addition, prior years' plant consolidations and cost cutting helped lower our fixed costs and allowed us to utilize capacity more efficiently as volume increased. Selling and administrative expenses increased at a slightly slower rate than sales, also benefitting 2004 earnings.
- Gains from our steel rod mill: Earnings benefited in 2004 from full production at our steel rod mill. Efficiency improved significantly year-over-year, since we were ramping up production in 2003. In addition,

we benefited from an above-average scrap-to-rod price spread.

- Improvements in our Fixture & Display operations: Steps taken under the Fixture & Display tactical plan contributed to the earnings growth we saw in 2004.
- Earnings also benefited from gains on sales of buildings no longer used in operations, lower inventory obsolescence, and a lower income tax rate. The income tax rate fell from 34.7% in 2003 to 32.5% in 2004, due to our mix of domestic and foreign income and certain one-time factors.
- These improvements were partially offset by impacts from a weaker U.S. dollar and slightly higher restructuring costs. Further weakening of the U.S. dollar in 2004 impacted certain of our Canadian operations (that sell in U.S. dollars but incur their costs in Canadian dollars.) These operations experienced margin deterioration in 2004.

Residential Furnishings

Sales in Residential Furnishings increased 14%, or $295 million in 2004. Same location sales grew 11%, with more than half coming from inflation. Acquisitions added the remaining 3%. Unit volume gains were strongest in upholstered furniture components and carpet underlay, but these improvements were mitigated slightly by approximately flat world-wide bedding demand.

Our furniture components businesses have performed well for the past three years, and in 2004, posted double-digit, world-wide unit sales growth in mechanisms for upholstered furniture. We sell to nearly all manufacturers of motion upholstered furniture. These customers include major public furniture producers as well as smaller privately owned manufacturers. Our international presence and depth of product line allow us to efficiently supply upholstered furniture manufacturers in many parts of the world. We benefit from worldwide demand, since our components are used in furniture produced not only in North America, but also in Europe and Asia. We've also benefited from an industry trend to incorporate high quality motion features into more lines of furniture. Our continuing strong performance results from growing share with domestic producers and a well-established international presence.

World-wide demand for bedding components was strong in early 2004, but moderated in the second and third quarters, and declined in the fourth quarter (primarily from weakness in the U.S. market). We believe that reduced advertising expenditures by bedding manufacturers during the fourth quarter led to less promotion by retailers and, in turn, lower demand for bedding. In early 2005, most bedding manufacturers implemented price increases to recover the higher costs they were absorbing late in 2004. These recoveries should allow the manufacturers to return to normal levels of promotion in 2005, and therefore we expect demand to improve.

Earnings before interest and taxes (EBIT) grew 27% or $57 million in 2004. Segment EBIT margins improved to 10.7%, versus 9.5% in 2003. Earnings gains came from:

- Sales growth, which resulted in higher utilization rates and improved overhead absorption in certain businesses
- Prior cost reduction and plant consolidation efforts
- Selling price increases, primarily to recover escalating steel costs, and
- Gains from the sale of buildings no longer used in operations

These improvements were partially offset by higher raw material costs, the impact of a weaker U.S. dollar (primarily versus the Canadian dollar), and modest restructuring charges.

Commercial Fixturing & Components

For the full year 2004, sales grew 12%, or $113 million, with acquisitions accounting for the bulk of the increase. Same location sales increased 2%, as inflation more than offset a 2% unit volume decline. Slight unit declines in our Fixture & Display operations were partially offset by mid-single-digit unit growth in our office furniture components businesses. Continued weak demand for store fixtures reflects reluctance on the part of many retailers to increase capital spending on construction of new stores and renovation of existing stores. Gains in office furniture components volume continue a trend of stable to improving market conditions.

EBIT more than doubled, from $27 million in 2003 to $55 million in 2004. Segment EBIT margins improved to 5.1%, versus 2.8% in 2003. Earnings gains came from:

- Benefits from Fixture & Display tactical plan, including cost savings and improved operational efficiency
- Non-recurrence of 2003's inventory write-downs,
- Higher sales in our office furniture components businesses, and
- Gains from the sale of buildings no longer used in operations

These items were partially offset by higher raw material costs, currency rate impacts, and modest restructuring charges.

Aluminum Products

In 2004, sales grew 12%, or $55 million, solely from organic growth. Unit volume gains contributed three-quarters of the improvement. During the past year, sales benefited from new programs for producers of motorcycles, small engines, and large appliances, among others. Much of this segment's growth over the past few years has come through continued effort to increase market share. These gains should continue to occur as we increase volume with existing customers, target customers who currently make their own components, and expand into new markets where die-cast components are used. A recent example of this continued growth is a new arrangement with Briggs & Stratton to supply aluminum castings to their assembly plant in Auburn, AL. Production is expected to begin in late 2005.

EBIT increased 28% or $10 million in 2004. Segment EBIT margins improved to 8.7%, versus 7.6% in 2003. Earnings gains from higher sales were partially offset by inflation in aluminum costs.

Industrial Materials

Sales in Industrial Materials increased 41% or $239 million in 2004, almost entirely due to inflation. Unit volumes were up modestly in the first three quarters, but declined in the fourth quarter from weaker bedding demand. For the full year, volume was essentially flat.

EBIT increased significantly, from $38 million in 2003 to $122 million in 2004. Segment EBIT margins improved to 14.9%, versus 6.5% in 2003. Earnings benefited from higher sales, full utilization of the steel rod mill, and an above average scrap-to-rod price spread (which benefited the rod mill).

Specialized Products

In 2004, sales grew 16%, or $77 million. Same location sales increased 9%, with unit volumes and currency each contributing about half the growth. Acquisitions added the remaining 7%. Our machinery operations posted double-digit gains for the full year, as bedding manufacturers increased spending on new equipment. In addition, we saw modest growth in our automotive businesses, reflecting benefits of new programs and increased product placement.

EBIT was down $2 million or 3% in 2004. EBIT margins decreased to 9.0%, versus 10.8% in 2003. The earnings decline resulted from:

- Currency impacts: In certain automotive operations, we incur costs in Canadian dollars and sell in U.S. dollars. The weaker U.S. dollar caused margin declines in these operations.
- Higher raw material costs: Due to the longer-term supply contracts we have with many automotive customers, we experienced lags in recovering our higher steel costs.
- Other factors, including restructuring, depreciation, and new product development.

These declines were partially offset by gains from higher sales.

Results of Operations – 2003 vs. 2002

We made progress in several areas in 2003. Demand in many of our markets improved as the year progressed. Same location sales recovered from early year declines and finished the year up slightly. We gained ground on key internal initiatives, most notably, the start-up of our rod mill, the addition of five operations in China, and the completion of the fourth largest acquisition in our history. Late in the year, we announced increased attention to our poorly performing Fixture & Display operations. We were challenged by rapidly rising steel costs, higher energy costs, and a weaker U.S. dollar. Further details about these items and our consolidated and segment results are discussed below.

Consolidated Results

The following table shows the changes in sales and earnings from 2002 to 2003 and also identifies the major factors contributing to the changes:

(Dollar amounts in millions)		
Net sales:		
Year ended December 31, 2002	$4,272	
Acquisition sales growth	64	1.5%
Same location sales growth	52	1.2%
Year ended December 31, 2003	$4,388	
Net earnings:		
Year ended December 31, 2002	$ 233	
Weaker U.S. dollar	(16)	
Higher energy costs	(16)	
Higher inventory obsolescence	(6)	
Lower restructuring costs	10	
Reduced bad debt expense	6	
Unabsorbed overhead, operating inefficiency, and increased steel costs	(5)	
Year ended December 31, 2003	$ 206	

Sales increased 3% to $4.39 billion. Same location sales growth resulted primarily from currency rate changes. Unit volumes for the year were essentially flat. Net earnings decreased 12%, to $206 million. EPS was down 10%, to $1.05 from $1.17 in 2002. Several factors contributed to the earnings decline:

- Weakening of the U.S. dollar, primarily against the Canadian dollar: Some of our Canadian operations sell in U.S. dollars but incur their costs in Canadian dollars. These operations experienced margin declines in 2003. Price increases were implemented in some of these operations, but U.S. competitors who were not experiencing this impact made further price increases challenging.
- Higher energy costs: Natural gas prices during 2003 were 80% higher on average than in 2002.
- Reduced overhead absorption: Weak demand during the first half of 2003 led to lower production levels, particularly in our U.S. bedding components and wire drawing operations. Volume improved late in the year, and the earnings impact lessened.
- Other declines came from unusually high inventory obsolescence, operating inefficiency in certain locations, and increased steel costs.
- Partially offsetting these negative factors were lower restructuring costs, reduced bad debt expense, and income tax rate reduction. The income tax rate fell from 35.9% in 2002 to 34.7% in 2003, primarily from the realization of foreign tax credit carryforwards.

Residential Furnishings

Sales increased 2%, or $53 million, with organic growth and acquisitions contributing almost equally. Most operating units experienced a rebound in customer demand in the second half of the year. Full year improvements were reported in several categories, including upholstered furniture components, ornamental and adjustable beds, and carpet underlay. Sales from foreign operations also increased for the year, in part from currency impacts, as foreign currencies now convert to more U.S. dollars. These gains were partially offset by sales declines in our fiber operations. Sales in our U.S. bedding components businesses also decreased for the full year due to weak demand in early 2003. Beginning in June, demand improved and our bedding components operations posted growth during the second half of the year.

EBIT decreased 6%, or $14 million. Earnings were impacted by:

- A weaker U.S. dollar (versus the Canadian dollar)
- Higher steel and energy costs
- Unabsorbed overhead from lower production at U.S. bedding components operations during the first half of the year, and
- The non-recurrence of a partial reversal of a Canadian lumber duty accrual

Higher sales and lower restructuring costs partially offset these factors.

Commercial Fixturing & Components

Sales grew 7%, or $66 million, primarily from acquisitions. Our July 2003 acquisition of RHC Spacemaster contributed the majority of this growth. Same location sales were down slightly. Although certain major retailers continued with new store openings and refurbishments in 2003, most retailers limited their capital spending during the year. Demand for office furniture components also remained at very low levels throughout 2003, but modest improvements began to develop late in the year.

EBIT for the segment declined $22 million, or 45%, primarily due to:

- Inventory write-downs
- A weaker U.S. dollar (versus the Canadian dollar)
- Higher steel costs
- Price competition, and
- Operational inefficiency in certain operations

In the third quarter of 2003, we announced a focused management effort to improve the operating efficiency and margins of the Fixture & Display portion of this segment. As previously discussed, progress was made under that tactical plan during 2004.

Lower restructuring costs offset some of these negative factors.

Aluminum Products

Sales decreased $21 million or 4%. Three divestitures reduced sales by $32 million, but same location sales gains of 2% offset some of this decline. No acquisitions were made during 2003. New programs for castings used in motorcycles, small engines, and large appliances represented the majority of the same location sales increase. These gains were partially offset by a decline in sales of barbeque grill castings.

EBIT increased $4 million, or 14%, primarily due to same location sales growth. Lower restructuring and non-recurring charges benefited EBIT by approximately $6 million, but were partially offset by an unfavorable change in sales mix.

Industrial Materials

Sales were down 5%, or $32 million, reflecting lower same location sales. This decline resulted from weakness in many of our end markets, including wire demand from bedding manufacturers (in the first half of 2003), and tubing demand for ATV's and accessories. Certain markets began to recover late in the year and volumes improved, particularly in the wire drawing operations.

EBIT fell 26%, or $13 million, due to lower sales and production volume, and higher steel and energy costs. These factors were partially offset by the non-recurrence of start-up costs associated with the steel rod mill, lower restructuring charges, and a gain from the sale of a tubing fabrication business.

Specialized Products

Sales grew 11%, or $49 million, largely from a 10% gain in same location sales. New automotive programs, increased shipments of bedding machinery during the second half of 2003, and currency rates positively impacted sales.

EBIT was up slightly, as the effects of higher sales were offset by impacts from the weaker U.S dollar, sales mix, and other smaller factors.

Cash Flow and Capitalization

Our priorities for use of cash, in order of importance, are:

- Fund internal growth and acquisitions
- Extend our track record of annual dividend increases
- Use remaining cash (if any) to repurchase stock

Over the last three years we used approximately $400 million in cash each year to fund these priorities. In round figures, approximately 35% was used for capital expenditures, 25% for funding annual dividends, 20% for acquisitions, and 20% for stock repurchases.

Our primary source of cash is internal operations. Over the last three years cash from operations was more than adequate to fund the items mentioned above. When proceeds from asset sales are included, we generated sufficient cash over the last three years to reduce net debt by over $100 million. Long term debt as a percent of total capitalization (net of cash and current maturities of debt) declined from 29% at the end of 2001 to 22% at the end of 2004.

Over the next few years, we plan to gradually increase net debt (as a percent of total capitalization) back toward our long-term target of 30%-40%, while maintaining our long-standing "single A" debt rating. We see benefit to modestly increasing debt, and little risk given our competitive position and consistently strong cash flow.

Additional detail on a) the uses of cash, b) operating cash flow, and c) debt position and total capitalization is provided below.

Uses of Cash

Capital expenditures in 2004 totaled $157 million, up from $137 million in 2003 and $124 million in 2002. We make these investments to modernize, maintain, and expand manufacturing capacity. In 2005, we expect capital spending to approximate $170 million, with the increase related primarily to a few major expansion projects.

Acquisition spending totaled $46 million in 2004, down from $120 million in 2003 and in line with 2002's total of $46 million. In 2004, we purchased nine companies that should add about $72 million to annual revenues. In Residential Furnishings, we acquired three businesses with total sales of approximately $22 million. The largest (with sales of about $12 million) designs and produces comforters, decorative pillows, and other "top-of-bed" accessories. In Commercial Fixturing & Components, we added three operations with sales that total about $13 million. Two of these operations (with sales of about $12 million) produce injection-molded plastic components used primarily in office furniture. The remaining three businesses should add approximately $37 million in sales to our Specialized Products segment. The largest of the three has annual revenues of about $30 million and makes tubing and wire products used primarily in automotive seating. Additional details of acquisitions are discussed in Note B to the financial statements.

We paid cash dividends of $110 million, $103 million, and $96 million during 2004, 2003, and 2002, respectively. Over the past three years, dividends have increased at a 6.5% compounded annual rate. Our long-term target for dividend payout is approximately one-third of the prior three years' average earnings. Calculated in the same manner as our target, dividend payout was 47.4% in 2004, 51.3% in 2003, and 43.7% in 2002. As earnings grow, we expect to move back toward the 30-35% payout target.

Repurchases of common stock (net of issuances) totaled $74 million in 2004, $79 million in 2003, and $81 million in 2002. These purchases were made primarily to replace shares issued in employee stock plans.

As mentioned earlier, we expect to gradually increase net debt back to our long-standing target of 30-40% of total capitalization. As this occurs, additional cash will be available. We plan to use this cash and cash from operations, primarily to finance growth and extend our record of annual dividend increases. Remaining cash should go toward repurchasing stock.

The amount available to repurchase shares will fluctuate each year with earnings, capital spending, and the pace of acquisitions. Although no specific schedule has been established, we have been authorized by the Board of Directors to repurchase up to 10 million shares each year beginning January 1, 2005. This authorization was granted at the August, 2004 Board of Directors meeting and replaced all previous stock repurchase authorizations.

Operating Cash Flow

Cash flow from operations is our primary source of funds, and totaled $343 million, $395 million, and $456 million for 2004, 2003, and 2002. This past year, cash flow from operations benefited from stronger earnings, but was reduced overall by an increase in working capital. Accounts receivable and inventory balances increased in 2004, primarily from inflation and currency impacts. These increases were partially offset by higher accounts payable and other current liabilities, also the result of inflation and currency. In 2003 and 2002, operating cash was relatively strong despite weak earnings, in part due to our ability to reduce working capital.

Working capital levels vary by segment, with Aluminum Products and Commercial Fixturing & Components requirements generally higher than company averages. Accounts receivable balances in these segments are typically higher due to the longer credit and collection time required to service certain customers of the Aluminum Die Casting and Fixture & Display businesses. These same businesses also require higher inventory investments due to the custom nature of their products, longer manufacturing lead times (in certain cases), and the needs of many customers to receive large volumes of product within short periods of time.

Capitalization

The table below presents key debt and capitalization statistics at the end of the three most recent years.

(Dollar amounts in millions)	**2004**	2003	2002
Long-term debt outstanding:			
Scheduled maturities	**$ 779**	$1,012	$ 809
Average interest rates	**4.1%**	4.1%	4.3%
Average maturities in years	**5.6**	6.0	3.4
Revolving credit/commercial paper	**–**	–	–
Total long-term debt	**779**	1,012	809
Deferred income taxes and other liabilities	**145**	138	117
Shareholders' equity	**2,313**	2,114	1,977
Total capitalization	**$3,237**	$3,264	$2,903
Unused committed credit:			
Long-term	**$ 342**	$ 213	$ 233
Short-term	**–**	127	107
Total unused committed credit	**$ 342**	$ 340	$ 340
Current maturities of long-term debt	**$ 401**	$ 119	$ 128
Cash and cash equivalents	**$ 491**	$ 444	$ 225
Ratio of earnings to fixed charges*	**8.0x**	6.2x	7.6x

** Fixed charges include interest expense, capitalized interest, and implied interest included in operating leases.*

The next table shows the calculation of long-term debt as a percent of total capitalization, net of cash and current maturities, at December 31, 2004 and 2003. We believe that adjusting this measure for cash and current maturities more appropriately reflects financial leverage, since cash is readily available to repay debt. These adjustments also enable meaningful comparisons to historical periods. Prior to 2003, current debt maturities and cash balances were much smaller.

(Dollar amounts in millions)	**2004**	2003
Long-term debt	**$ 779**	$1,012
Current debt maturities	**401**	119
Cash and cash equivalents	**(491)**	(444)
Net debt, after adjustments	**$ 689**	$ 687
Total capitalization	**$3,237**	$3,264
Current debt maturities	**401**	119
Cash and cash equivalents	**(491)**	(444)
Total capitalization, after adjustments	**$3,147**	$2,939
Debt to total capitalization		
Before adjustments	**24.1%**	31.0%
After adjustments	**21.9%**	23.4%

Total debt (including long-term debt and current debt maturities) increased $49 million in 2004. During the year we repaid $131 million of debt that came due, and in November 2004, we issued $180 million of 10-year notes at a 4.65% coupon rate. With this issuance, we took advantage of current interest rates and locked in another portion of long-term debt. In the past two years, we've issued $530 million of fixed rate debt with an average remaining life of just over 10 years, and an average coupon rate of about 4.6%. In February 2005, we repaid $350 million of medium-term notes that came due.

Most of our debt has a fixed repayment date. At the end of 2004, this debt consisted primarily of medium-term notes. Our public debt currently carries a Moody's rating of A2 and a Standard & Poor's rating of A+. We have maintained a single A rating on our debt for over a decade.

We can also raise cash by issuing up to $300 million in commercial paper through a program that is backed by $342 million in revolving credit. We believe we have sufficient availability of funds to support our ongoing operations and take advantage of growth opportunities.

Contractual Obligations

The following table summarizes our future contractual obligations and commitments:

(Dollar amounts in millions)		Payments Due by Period			
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years	After 5 Years
Long-term debt*	$1,143	$381	$106	$ 87	$569
Capitalized leases	35	17	5	12	1
Operating leases	151	44	56	32	19
Purchase obligations**	459	459	–	–	–
Interest payments***	318	54	68	55	141
Other obligations	60	4	8	11	37
Total contractual cash obligations	$2,166	$959	$243	$197	$767

** Long-term debt excludes $3 million of market value adjustments related to interest rate swap agreements on notes that mature in 2005. The long-term debt payment schedule presented above could be accelerated if we were not able to make the principal and interest payments when due.*

*** Purchase obligations primarily include open short-term (30-120 days) purchase orders that arise in the normal course of operating our facilities.*

**** Interest payments are calculated on debt outstanding at December 31, 2004 at rates in effect at the end of the year.*

Critical Accounting Policies and Estimates

We make many critical estimates when preparing financial statements; these are discussed below. The first group of comments addresses major estimates that impact our earnings each year, and later, we identify and discuss those estimates that impact earnings less frequently. For more information regarding our significant accounting policies, please refer to Note A to the financial statements.

The most critical estimates impacting our ongoing results relate to:

- Credit losses
- Costs related to pension, worker's compensation, automobile, product and general liability, property, and medical programs
- Inventory losses from obsolescence
- Income taxes

With respect to credit losses, our customers are diverse, but many are small-to-medium sized companies and some are highly leveraged. Bankruptcy can occur with some of these customers relatively quickly and with little warning, particularly in a changing economic environment, adding to the difficulty in estimating credit losses.

Worker's compensation, automobile, product and general liability, property, and medical insurance costs may require an extended period after the actual loss occurred before the exact amount of the cost is known. Estimates of these costs over that period, which in some cases is several years, will vary from the final amount.

Changing customer specifications, technology, customer bankruptcy and other factors result in inventory losses that are difficult to estimate precisely. At any financial statement date, the impact of these factors on inventory value may not be completely known.

Income taxes are recorded at rates in effect in the various tax jurisdictions in which we operate. We have tax loss carryforwards in certain jurisdictions. Valuation reserves are established against these future potential tax benefits based on our estimate of their ultimate realization. Actual realization of these benefits may vary from these estimates. Also, certain assumptions have been made about the distribution of earnings from subsidiaries which may not be accurate in the future, thereby affecting the tax impact of such earnings. Finally, ultimate resolution of issues raised by ongoing tax audits is not predictable and could affect our tax liabilities.

Our accounting estimates of these costs and losses are based on actuarial estimates, prior experience, current trends, and/or specific information regarding relevant events or transactions. We believe our reserves for these potential losses are adequate.

The next group of comments addresses estimates that may occasionally impact our earnings. The most significant of these estimates relate to goodwill and asset impairments, and unusual litigation and claims. Losses related to these items are recognized when specific facts which affect the estimate are known.

Goodwill impairment is formally assessed on an annual basis, as required by SFAS No. 142, and also when we experience significant negative deviations from the assumptions underlying the fair market valuation of each reporting unit. Asset impairments are monitored by periodically focusing on underperforming locations that have insufficient cash flows.

Many assumptions about the future are necessary in the determination of fair market value for each of our ten reporting units (as defined by SFAS No. 142). The key assumptions are discount rate, organic sales growth, margins, capital expenditure requirements, and working capital requirements. No goodwill impairment has been determined to date for any of our reporting units.

The key assumptions are re-evaluated annually, or more frequently if significant changes become apparent, using our most recent assessment of the performance potential of each reporting unit. Recent performance of the reporting unit is an important factor, but not the only factor, in the annual assessment. Fair market values calculated for each reporting unit may go up or down each year based on a re-evaluation of the key assumptions.

Our Fixture & Display operations have experienced deterioration of profitability in recent years due to external market factors and unsatisfactory internal performance. Late in 2003, we responded with a tactical plan which has already been discussed in this MD&A. About $300 million of goodwill is associated with these operations. Although we made progress in 2004, margins must continue to improve in order to avoid possible future impairment of this goodwill.

We have not recorded any significant losses for litigation and claims in the last three years, and we are not aware of any significant unrecorded exposures.

New Accounting Standards

In December 2004, the Financial Accounting Standards Board issued revised Statement of Financial Accounting Standards No. 123, "Share-Based Payment" (SFAS No. 123R). SFAS 123R clarifies and expands Statement 123's guidance in several areas, including recognizing share-based compensation cost, measuring fair value, classifying an award as equity or as a liability, and attributing compensation cost to reporting periods. SFAS 123R is effective for Leggett & Platt beginning with the first day of our fiscal third quarter (July 1, 2005) and applies to all awards granted, modified, repurchased or cancelled on or after that date. We adopted, as of January 1, 2003, the provisions of Statement 123 as originally issued and, as such, have evaluated SFAS No. 123R and believe it will not have a material impact on our financial reporting and disclosures.

In December 2004, the Financial Accounting Standards Board issued SFAS No. 153, "Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29." This Statement revises the criteria used to determine whether nonmonetary exchanges are measured based on the recorded amounts of the assets exchanged or on their fair value. SFAS No. 153 is effective for nonmonetary exchanges occurring in fiscal periods beginning after June 15, 2005, and is not expected to have a material effect on the Company's financial reporting and disclosures.

In November 2004, the Financial Accounting Standards Board issued SFAS No. 151, "Inventory Costs, an amendment of ARB No. 43, Chapter 4." SFAS No. 151 amends prior guidance to clarify the accounting for abnormal amounts of freight, handling cost and wasted material. In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This Statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We do not believe that the adoption of SFAS No. 151 will have a material impact on our financial reporting and disclosures.

In December 2004, the Financial Accounting Standards Board issued FASB Staff Positions FAS 109-1 and FAS 109-2, providing guidance regarding certain accounting and reporting issues associated with the American Jobs Creation Act of 2004. FASB Staff Position 109-1 has not had, nor is it expected to have, a material impact on our financial reporting or disclosures.

Regarding FAS 109-2, the Company is still in the process of evaluating the effects of the repatriation provision of the American Jobs Creation Act and expects to complete that evaluation by December 31, 2005. To date, the Company has not remitted any amounts under the repatriation provision. Currently, the related range of income tax effects of such a repatriation cannot be reasonably estimated.

Forward-Looking Statements and Related Matters

This report and our other public disclosures, whether written or oral, may contain "forward-looking" statements including, but not limited to, projections of revenue, income, earnings, capital expenditures, dividends, capital structure, cash flows or other financial items; possible plans, goals, objectives, prospects, strategies or trends concerning future operations; statements concerning future economic performance; and statements of the underlying assumptions relating to the forward-looking statements. These statements are identified either by the context in which they appear or by use of words such as "anticipate," "believe," "estimate," "expect," "intends," "may," "plans," "should" or the like. All such forward-looking statements, whether written or oral, and whether made by us or on our behalf, are expressly qualified by the cautionary statements described in this provision.

Any forward-looking statement reflects only our beliefs at the time the statement is made. Because all forward-looking statements deal with the future, they are subject to risks, uncertainties and developments which might cause actual events or results to differ materially from those envisioned or reflected in any forward-looking statement. Moreover, we do not have, and do not undertake, any duty to update or revise any forward-looking statement to reflect events or circumstances after the date on which the statement was made. For all of these reasons, forward-looking statements should not be relied upon as a prediction of actual future events, objectives, strategies, trends or results.

It is not possible to anticipate and list all risks, uncertainties and developments which may affect our future operations or performance, or which otherwise may cause actual events or results to differ from forward-looking statements. However, some of these risks and uncertainties include the following:

- Our ability to improve operations and realize cost savings (including our tactical plan for the Fixture & Display business)
- Factors that could impact costs, including the availability and pricing of steel rod and scrap and other raw materials, the availability of labor, wage rates and energy costs.
- Our ability to pass along raw material cost increases to our customers
- Price and product competition from foreign (particularly Asian) and domestic competitors
- A significant decline in the long-term outlook for any given reporting unit that could result in potential goodwill impairment
- Future growth of acquired companies
- Our ability to bring start up operations on line as budgeted in terms of expense and timing
- Litigation risks
- Risks and uncertainties that could affect industries or markets in which we participate, such as growth rates and opportunities in those industries, changes in demand for certain products, or trends in business capital spending
- Changes in competitive, economic, legal and market conditions and related factors, such as the rate of economic growth in the United States and abroad, inflation, currency fluctuation, political risk, U.S. or foreign laws or regulations, interest rates, housing turnover, employment levels, consumer sentiment, taxation, and the like

Furthermore, we have made and expect to continue to make acquisitions. Acquisitions present significant challenges and risks, and depending upon market conditions, pricing and other factors, there can be no assurance that we can successfully negotiate and consummate acquisitions or successfully integrate acquired businesses.

This MD&A contains a disclosure on page 27 regarding the security ratings of the company's public debt. This discussion is not a recommendation to buy, sell or hold securities. Also, the security ratings are subject to revisions and withdrawal at any time by the rating organization. Each rating should be evaluated independently of any other rating.

Management's Responsibility for Financial Statements

Leggett & Platt, Incorporated

As Leggett & Platt's CEO and CFO, we are responsible for the presentation, accuracy, and objectivity of the information contained in our financial statements. Leggett has enjoyed a long-standing reputation for integrity, candor, and high quality earnings. We intend to protect that reputation. To that end, we employ a formal system of corporate conduct, internal control and audit, external audit, and Board of Directors oversight.

- We promote a strong ethical climate and encourage employees to conduct the Company's business according to high personal and corporate standards. Our Business Policies Manual, which is distributed annually, requires employees to comply with all applicable laws, protect the Company's assets, keep proprietary information confidential, and disclose potential conflicts of interest.
- Our internal control and audit systems are designed to provide reasonable assurance that financial reports are reliable, and are prepared in accordance with generally accepted accounting principles. Our report on internal control appears separately below.
- PricewaterhouseCoopers LLP (PwC), an independent registered public accounting firm, audits the Company's consolidated financial statements.
- The Board of Directors, through its Audit Committee, meets with Management, the internal auditors, and PwC to ensure that each is performing its responsibilities properly. Both the internal auditors and PwC have open and direct access to the Audit Committee, without Management present, to discuss the results of their work, including internal accounting controls and the quality of financial reporting.

Accordingly, we are confident that the consolidated financial statements in this Annual Report have been prepared in accordance with generally accepted accounting principles. Financial information elsewhere in this Annual Report is consistent with the information in the financial statements.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of management (including ourselves), we conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2004, based on the criteria in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under this framework, management concluded that the internal control over financial reporting was effective as of December 31, 2004. Management's assessment of the effectiveness of our internal control over financial reporting, as of December 31, 2004, has been audited by PricewaterhouseCoopers, LLP, an independent registered public accounting firm, as stated in their report on the following page.



Felix E. Wright
Chairman and
Chief Executive Officer



Matthew C. Flanigan
Vice President and
Chief Financial Officer

Report of Independent Registered Public Accounting Firm

Leggett & Platt, Incorporated

To the Board of Directors and Shareholders of Leggett & Platt, Incorporated:

We have completed an integrated audit of Leggett & Platt, Incorporated's 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2004 and audits of its 2003 and 2002 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated Financial Statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, of cash flows and of changes in shareholders' equity present fairly, in all material respects, the financial position of Leggett & Platt, Incorporated and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note A to the consolidated financial statements, the Company changed the manner in which it accounts for stock-based compensation as of January 1, 2003.

Internal Control Over Financial Reporting

Also, in our opinion, management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of December 31, 2004 based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control – Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

St. Louis, Missouri
February 24, 2005

Consolidated Statements of Earnings

Leggett & Platt, Incorporated

(Amounts in millions, except per share data)

Year ended December 31	**2004**	2003	2002
Net sales	**$ 5,085.5**	$ 4,388.2	$ 4,271.8
Cost of goods sold	**4,169.7**	3,616.5	3,450.1
Gross profit	**915.8**	771.7	821.7
Selling and administrative expenses	**460.2**	409.9	394.2
Amortization of intangibles	**10.5**	8.4	10.2
Other (income) expense, net	**(16.6)**	(1.9)	16.7
Earnings before interest and income taxes	**461.7**	355.3	400.6
Interest expense	**45.9**	46.9	42.1
Interest income	**6.8**	6.7	5.0
Earnings before income taxes	**422.6**	315.1	363.5
Income taxes	**137.2**	109.2	130.4
Net earnings	**$ 285.4**	$ 205.9	$ 233.1
Earnings per share			
Basic	**$ 1.46**	$ 1.05	$ 1.17
Diluted	**$ 1.45**	$ 1.05	$ 1.17

The accompanying notes are an integral part of these financial statements.

Consolidated Balance Sheets

Leggett & Platt, Incorporated

(Amounts in millions, except per share data)

December 31	2004	2003
ASSETS		
Current Assets		
Cash and cash equivalents	**$ 491.3**	$ 443.9
Accounts and notes receivable, net	**790.7**	680.7
Inventories		
Finished goods	**365.0**	316.5
Work in process	**96.7**	80.0
Raw materials and supplies	**331.6**	242.9
LIFO reserve	**(87.6)**	(11.1)
Total inventories	**705.7**	628.3
Other current assets	**77.1**	66.5
Total current assets	**2,064.8**	1,819.4
Property, Plant and Equipment – at cost		
Machinery and equipment	**1,415.2**	1,325.1
Buildings and other	**681.1**	680.0
Land	**65.0**	61.7
Total property, plant and equipment	**2,161.3**	2,066.8
Less accumulated depreciation	**1,200.6**	1,099.7
Net property, plant and equipment	**960.7**	967.1
Other Assets		
Excess cost of purchased companies over net assets acquired, less accumulated amortization of $116.7 in 2004 and $115.0 in 2003	**1,028.9**	989.5
Other intangibles, less accumulated amortization of $32.5 in 2004 and $35.1 in 2003	**68.4**	44.0
Sundry	**74.4**	69.7
Total other assets	**1,171.7**	1,103.2
TOTAL ASSETS	**$ 4,197.2**	$ 3,889.7
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Current maturities of long-term debt	**$ 401.3**	$ 119.4
Accounts payable	**224.4**	195.2
Accrued expenses	**239.5**	223.8
Other current liabilities	**94.4**	87.5
Total current liabilities	**959.6**	625.9
Long-Term Debt	**779.4**	1,012.2
Other Liabilities	**59.5**	42.4
Deferred Income Taxes	**85.6**	95.2
Shareholders' Equity		
Capital stock		
Preferred stock – authorized, 100.0 shares; none issued		
Common stock – authorized, 600.0 shares of $.01 par value; issued 198.8 shares in 2004 and 2003	**2.0**	2.0
Additional contributed capital	**452.5**	433.7
Retained earnings	**1,961.5**	1,788.3
Accumulated other comprehensive income		
Foreign currency translation adjustments	**89.6**	34.4
Minimum pension liability adjustments	**(7.3)**	–
Less treasury stock – at cost (7.9 and 6.7 shares in 2004 and 2003, respectively)	**(185.2)**	(144.4)
Total shareholders' equity	**2,313.1**	2,114.0
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$ 4,197.2**	$ 3,889.7

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Cash Flows

Leggett & Platt, Incorporated

(Amounts in millions)

Year ended December 31	2004	2003	2002
Operating Activities			
Net earnings	**$ 285.4**	$ 205.9	$ 233.1
Adjustments to reconcile net earnings to net cash provided by operating activities			
Depreciation	**166.7**	158.6	154.4
Amortization	**10.5**	8.4	10.2
Deferred income tax expense	**3.4**	15.9	17.7
Other	**(9.0)**	7.3	8.1
Other changes, excluding effects from purchases of companies			
(Increase) in accounts receivable, net	**(109.2)**	(79.5)	(.6)
(Increase) decrease in inventories	**(69.9)**	27.4	(24.5)
(Increase) in other current assets	**(12.5)**	(.8)	(3.7)
Increase in accounts payable	**23.0**	8.0	18.7
Increase in accrued expenses and other current liabilities	**54.1**	44.1	42.5
Net Cash Provided by Operating Activities	**342.5**	395.3	455.9
Investing Activities			
Additions to property, plant and equipment	**(157.1)**	(136.6)	(124.0)
Purchases of companies, net of cash acquired	**(46.4)**	(120.4)	(45.6)
Proceeds from liquidation of interest-rate swap agreement	**–**	39.9	–
Proceeds from sales of assets	**42.0**	6.7	7.0
Other	**(8.9)**	4.3	16.3
Net Cash Used for Investing Activities	**(170.4)**	(206.1)	(146.3)
Financing Activities			
Additions to debt	**189.5**	355.2	15.7
Payments on debt	**(130.5)**	(143.8)	(110.7)
Dividends paid	**(109.9)**	(102.7)	(96.3)
Issuances of common stock	**26.1**	3.8	13.2
Purchases of common stock	**(99.9)**	(82.8)	(93.7)
Net Cash (Used for) Provided by Financing Activities	**(124.7)**	29.7	(271.8)
Increase in Cash and Cash Equivalents	**47.4**	218.9	37.8
Cash and Cash Equivalents – Beginning of Year	**443.9**	225.0	187.2
Cash and Cash Equivalents – End of Year	**$ 491.3**	$ 443.9	$ 225.0
Supplemental Information			
Interest paid	**$ 66.9**	$ 53.8	$ 46.8
Income taxes paid	**137.1**	93.7	110.9
Property, plant and equipment acquired through capital leases	**3.2**	3.3	31.9
Liabilities assumed of acquired companies	**16.9**	21.2	2.5
Common stock issued for employee stock plans	**36.4**	33.1	35.9

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Changes in Shareholders' Equity

Leggett & Platt, Incorporated

(Amounts in millions, except per share data)

Year ended December 31	2004	2003	2002
Common Stock			
Balance, beginning and end of period	**$ 2.0**	$ 2.0	$ 2.0
Additional Contributed Capital			
Balance, beginning of period	**$ 433.7**	$ 422.9	$ 419.3
Stock options and benefit plans transactions	**20.4**	14.2	12.6
Treasury stock issued	**(10.6)**	(4.1)	(12.8)
Tax benefit related to stock options	**9.0**	.7	3.8
Balance, end of period	**$ 452.5**	$ 433.7	$ 422.9
Retained Earnings			
Balance, beginning of period	**$ 1,788.3**	$ 1,687.3	$ 1,552.7
Net earnings	**285.4**	205.9	233.1
Cash dividends declared (per share: 2004 – $.58; 2003 – $.54; 2002 – $.50)	**(112.2)**	(104.9)	(98.5)
Balance, end of period	**$ 1,961.5**	$ 1,788.3	$ 1,687.3
Treasury Stock			
Balance, beginning of period	**$ (144.4)**	$ (96.3)	$ (51.6)
Treasury stock purchased	**(103.6)**	(83.3)	(96.7)
Treasury stock issued	**62.8**	35.2	52.0
Balance, end of period	**$ (185.2)**	$ (144.4)	$ (96.3)
Accumulated Other Comprehensive Income (Loss)			
Balance, beginning of period	**$ 34.4**	$ (39.0)	$ (55.8)
Foreign currency translation adjustment	**55.2**	73.4	16.8
Minimum pension liability adjustment	**(7.3)**	–	–
Balance, end of period	**$ 82.3**	$ 34.4	$ (39.0)
Total Shareholders' Equity	**$ 2,313.1**	$ 2,114.0	$ 1,976.9
Comprehensive Income			
Net earnings	**$ 285.4**	$ 205.9	$ 233.1
Foreign currency translation adjustment (net of income tax expense (benefit): 2004 – $(.9); 2003 – $1.6; 2002 – $3.1)	**55.2**	73.4	16.8
Minimum pension liability adjustment (net of income tax benefit of $4.0 in 2004)	**(7.3)**	–	–
Total Comprehensive Income	**$ 333.3**	$ 279.3	$ 249.9

The accompanying notes are an integral part of these financial statements.

(Dollar amounts in millions, except per share data)
December 31, 2004, 2003 and 2002

A. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Leggett & Platt, Incorporated and its majority-owned subsidiaries (the Company). To facilitate timely financial reporting, many of the Company's subsidiaries outside of the United States are consolidated as of a fiscal year which ended November 30. All intercompany transactions and accounts have been eliminated in consolidation.

Cash Equivalents

Cash equivalents include cash in excess of daily requirements which is invested in various financial instruments with original maturities of three months or less.

Sales Recognition

The Company primarily recognizes sales on transfer of title which generally occurs upon the shipment of its products. The Company has no significant and unusual price protection or right of return provisions with its customers. Certain aluminum segment customers have fixed pricing for specified quantities of aluminum used in the production process. The Company generally purchases in advance sufficient quantities of aluminum inventory to "hedge" this fixed pricing commitment. Sales allowances and discounts can be reasonably estimated throughout the period and are deducted from sales in arriving at net sales.

Shipping and Handling Costs

The Company's shipping and handling costs are included in "Cost of goods sold" on the Consolidated Statement of Earnings, in accordance with the Emerging Issues Task Force ("EITF") issue No. 00-10, "Accounting for Shipping and Handling Fees and Costs."

Accounts Receivable and Allowance for Doubtful Accounts

Trade accounts receivable are recorded at the invoiced amount and generally do not bear interest. The allowance for doubtful accounts is an estimate of the amount of probable credit losses determined from individual account reviews by management. Account balances are charged off against the allowance when it is probable the receivable will not be recovered.

Inventories

All inventories are stated at the lower of cost or market. Cost includes materials, labor and production overhead. Cost is determined by the last-in, first-out (LIFO) method for approximately 50% of the inventories at December 31, 2004 and 2003. The first-in, first-out (FIFO) method is principally used for the remainder. The FIFO cost of inventories at December 31, 2004 and 2003 approximated expected replacement cost.

Depreciation, Amortization and Asset Impairment

Property, plant and equipment are depreciated by the straight-line method. The rates of depreciation range from 7% to 33% for machinery and equipment, 3% to 7% for buildings and 12% to 33% for other items. Accelerated methods are used for tax purposes. Intangibles, other than goodwill, are amortized by the straight-line method over their estimated lives. The rates of amortization range from 2.5% to 33%. In accordance with FASB Statement No. 142 and 144, long-lived assets, including goodwill and other intangibles, are evaluated at least annually for impairment using current market values, estimates of future cash flows and other methods. Appropriate adjustment is made when recovery of the carrying amount is not reasonably assured.

Stock-Based Compensation

Prior to 2003, the Company applied the intrinsic value based method of accounting prescribed by APB Opinion No. 25 and related interpretations in accounting for stock-based compensation plans. Accordingly, in 2002, compensation cost for stock options was measured as the excess, if any, of the quoted market price of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock.

Effective January 1, 2003, the Company adopted the preferable fair value recognition provisions of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting For Stock-Based Compensation." The Company selected the prospective transition method permitted by SFAS No. 148, "Accounting For Stock-Based Compensation – Transition and Disclosures." Accordingly, after January 1, 2003 the Company began expensing the fair value of stock options granted and began expensing the 15% purchase discount allowed for under its employee stock plans.

The following table illustrates the effect on net income and earnings per share as if the fair value method had been applied to all outstanding and unvested awards in each period:

	2004	2003	2002
Net earnings – as reported	**$ 285.4**	$ 205.9	$ 233.1
Add: Stock-based compensation cost, net of taxes, included in net earnings as reported	**9.6**	7.5	4.9
Deduct: Stock-based compensation cost, net of taxes, if the fair value based method had been applied to all awards	**(11.0)**	(9.2)	(11.1)
Pro forma net income	**$ 284.0**	$ 204.2	$ 226.9
Earnings per share			
Basic – as reported	**$ 1.46**	$ 1.05	$ 1.17
Basic – pro forma	**1.45**	1.04	1.14
Diluted – as reported	**1.45**	1.05	1.17
Diluted – pro forma	**1.44**	1.04	1.14

Restructuring Costs

In 2003, the Company implemented SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". This Statement superceded previous accounting guidance, principally EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The adoption of SFAS No. 146 did not have a significant impact on the Company's financial statements. In accordance with SFAS No. 146, the Company recognizes a liability for costs associated with an exit or disposal activity when the liability is incurred. Under EITF No. 94-3, a liability for an exit cost was recognized at the date of commitment to an exit plan.

Concentration of Credit Risks, Exposures and Financial Instruments

The Company manufactures, markets, and distributes engineered products for the various end markets described in Note L. Operations are principally located in the United States, although the Company also has operations in Canada, Europe, Latin America, Asia and Australia.

The Company performs ongoing credit evaluations of its customers' financial conditions and generally requires no collateral from its customers, some of which are highly leveraged. The Company maintains allowances for potential credit losses and such losses have generally been within management's expectations.

The Company has no material guarantees or liabilities for product warranties which would require disclosure under FASB Interpretation No. 45.

From time to time, the Company will enter into contracts to hedge foreign currency denominated transactions, natural gas purchases, and interest rates related to fixed rate debt. To minimize the risk of counter party default, we only use highly-rated financial institutions that meet certain requirements. We do not anticipate that any of the financial institution counter parties that we deal with will default on their obligations.

The carrying value of cash and short-term financial instruments approximates fair value due to the short maturity of those instruments.

Other Risks

The Company obtains insurance for workers' compensation, automobile, product and general liability, property loss and medical claims. However, the Company has elected to retain a significant portion of expected losses through the use of deductibles. Provisions for losses expected under these programs are recorded based upon the Company's estimates of the aggregate liability for claims incurred. These estimates utilize the Company's prior experience and claim estimates that are provided by the Company's insurance carriers.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Foreign Currency Translation

The functional currency for most foreign operations is the local currency. The translation of foreign currencies into U.S. dollars is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for income and expense accounts using monthly average exchange rates. The cumulative effects of translating the functional currencies into the U.S. dollar are included in comprehensive income. Foreign entities whose functional currency is the U.S. dollar are not significant.

Reclassifications

Certain reclassifications have been made to the prior years' consolidated financial statements to conform to the 2004 presentation.

B. Acquisitions

During 2004, the Company acquired nine businesses for $46.4 in cash, net of cash acquired. This amount includes additional consideration of $7.5 paid for prior year acquisitions. The excess of the purchase price over the fair value of the net assets acquired and reclassifications for prior year acquisitions increased goodwill by $13.3, of which $13.2 is expected to provide an income tax benefit. The Company has not yet obtained all information required to complete the purchase price allocation related to certain recent acquisitions. The Company does not believe that the additional information will materially modify the preliminary purchase price allocations. These acquired businesses manufacture and distribute products primarily to the specialized products, residential furnishings and commercial fixturing and components markets.

The unaudited pro forma consolidated net sales, as though the 2004 acquisitions had occurred on January 1 of each year presented, were $5,125.4 and $4,468.8 for the years ended December 31, 2004 and 2003, respectively. The unaudited pro forma consolidated net earnings and earnings per share are not materially different from the amounts reflected in the accompanying financial statements. These pro forma amounts are not necessarily indicative of either results of operations that would have occurred had the purchases been made on January 1 of each year or of future results of the combined companies.

During 2003, the Company acquired 15 businesses for $120.4 in cash, net of cash acquired. The excess of the purchase price over the fair value of the net assets acquired and reclassifications for prior year acquisitions increased goodwill by $54.5, of which $43.7 is expected to provide an income tax benefit. These acquired businesses manufacture and distribute products primarily to the commercial fixturing and components and residential furnishings markets.

During 2002, the Company acquired seven businesses for $45.6 in cash, net of cash acquired. This amount includes additional consideration of $6.9 paid for prior year acquisitions. The excess of the purchase price over the fair value of the net assets acquired and reclassifications for prior year acquisitions increased goodwill by $12.4, of which $11.4 is expected to provide an income tax benefit. These acquired businesses manufacture and distribute products primarily to the industrial materials and residential furnishings markets. In addition, in 2002 the Company also acquired the assets of a rod mill from a bankrupt steel company. The cost to acquire and refurbish this rod mill is included in expenditures for property, plant and equipment.

The results of operations of the above acquired companies have been included in the consolidated financial statements since the dates of acquisition. The terms of certain of the Company's acquisition agreements provide for additional consideration to be paid if the acquired company's performance exceeds certain targeted levels. Such additional consideration may be paid in cash, and is recorded when earned as additional purchase price. At December 31, 2004, the maximum remaining amount of additional consideration is approximately $33 and will be payable, if earned, through 2008.

C. Goodwill and Other Intangible Assets

The changes in the carrying amount of goodwill are as follows:

	Residential Furnishings	Commercial Fixturing & Components	Aluminum Products	Industrial Materials	Specialized Products	Total
Balance as of January 1, 2003	$288.8	$353.8	$83.3	$29.6	$142.5	$ 898.0
Goodwill acquired during year	34.1	9.7	–	–	9.5	53.3
Adjustments to finalize purchase price allocation	–	1.2	–	–	–	1.2
	34.1	10.9	–	–	9.5	54.5
Goodwill written off related to sale or closure of facilities	(.1)	–	–	–	–	(.1)
Foreign currency translation adjustment/other	13.3	7.7	–	.3	15.8	37.1
Balance as of December 31, 2003	336.1	372.4	83.3	29.9	167.8	989.5
Goodwill acquired during year	2.4	8.7	–	–	8.5	19.6
Adjustments to finalize purchase price allocation	(6.5)	(.2)	–	.3	.1	(6.3)
	(4.1)	8.5	–	.3	8.6	13.3
Goodwill written off related to sale of facilities	–	–	–	–	(.1)	(.1)
Foreign currency translation adjustment/other	6.9	5.6	–	.4	13.3	26.2
Balance as of December 31, 2004	**$338.9**	**$386.5**	**$83.3**	**$30.6**	**$189.6**	**$1,028.9**

Prior years' segment information has been restated for an organizational move of two small operations from Residential Furnishings to Specialized Products.

Intangible assets acquired during the year are as follows:

	2004		2003	
	Gross Carrying Amount	Weighted Average Amortization Period In Years	Gross Carrying Amount	Weighted Average Amortization Period in Years
Non-compete agreements	**$ 7.3**	**6.9**	$ 5.3	6.9
Patents and trademarks	**12.6**	**18.6**	2.7	10.7
Customer-related intangibles, deferred financing and other costs	**11.2**	**9.0**	8.3	8.4
	$31.1	**11.8**	$16.3	8.3

The gross carrying amount and accumulated amortization by major amortized intangible asset class is as follows:

December 31	2004		2003	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Non-compete agreements	**$ 26.8**	**$12.7**	$30.1	$19.0
Patents and trademarks	**42.6**	**9.8**	30.1	8.1
Customer-related intangibles, deferred financing and other costs	**31.5**	**10.0**	18.9	8.0
	$100.9	**$32.5**	$79.1	$35.1

Aggregate amortization expense for other intangible assets was $10.5, $8.4 and $10.2 for the years ended December 31, 2004, 2003 and 2002, respectively.

Estimated amortization expense for each of the five years following 2004 is as follows:

Year ended December 31	
2005	$8.7
2006	7.5
2007	6.4
2008	5.8
2009	4.5

D. Accounts and Notes Receivable

Accounts and notes receivable consisted of the following at December 31, 2004 and 2003:

	2004	2003
Trade	**$779.2**	$669.7
Other, including notes	**29.5**	28.9
Total accounts and notes receivable	**808.7**	698.6
Allowance for doubtful accounts	**(18.0)**	(17.9)
Total	**$790.7**	$680.7

E. Earnings Per Share

Basic and diluted earnings per share were calculated as follows:

	2004	2003	2002
Basic			
Weighted average shares outstanding, including shares issuable for little or no cash	**195,699,972**	196,548,473	198,971,465
Net earnings	**$285.4**	$205.9	$233.1
Earnings per share	**$ 1.46**	$ 1.05	$ 1.17
Diluted			
Weighted average shares outstanding, including shares issuable for little or no cash	**195,699,972**	196,548,473	198,971,465
Additional dilutive shares principally from the assumed exercise of outstanding stock options	**1,175,643**	405,403	823,730
	196,875,615	196,953,876	199,795,195
Net earnings	**$285.4**	$205.9	$233.1
Earnings per share	**$ 1.45**	$ 1.05	$ 1.17

F. Supplemental Balance Sheet Information

Sundry assets, accrued expenses, and other current liabilities at December 31 consist of the following:

	2004	2003
Sundry assets		
Prepaid pension costs	**$ 35.0**	$ 40.4
Other	**39.4**	29.3
	$ 74.4	$ 69.7
Accrued expenses		
Wages and commissions payable	**$ 68.7**	$ 59.7
Workers' compensation, medical, auto and product liability	**42.1**	45.1
Sales promotions	**37.5**	32.2
Other	**91.2**	86.8
	$239.5	$223.8
Other current liabilities		
Outstanding checks in excess of book balances	**$ 46.5**	$ 42.9
Dividends payable	**28.5**	26.7
Other	**19.4**	17.9
	$ 94.4	$ 87.5

G. Long-Term Debt

Long-term debt, weighted average interest rates and due dates at December 31 are as follows:

	2004	2003
Medium-term notes, average interest rates of 4.2% and 4.3% for 2004 and 2003, respectively, due dates through 2018	**$1,091.5**	$1,025.5
Market value adjustment related to medium-term notes' interest rate swaps	**2.5**	23.1
Industrial development bonds, principally variable interest rates of 2.5% and 2.0% for 2004 and 2003, respectively, due dates through 2030	**40.7**	41.2
Capitalized leases	**34.5**	37.2
Other, partially secured	**11.5**	4.6
	1,180.7	1,131.6
Less current maturities	**401.3**	119.4
	$ 779.4	$1,012.2

At December 31, 2003, the Company had an interest rate swap agreement on $14 of its fixed-rate medium-term notes. This note matured on June 29, 2004. This swap agreement, which converted fixed rate debt to variable rate debt, contained the same payment dates as the original issue, and was used by the Company to manage the fixed/variable interest rate mix of its debt portfolio. In accordance with FASB Statement No. 133, the market value of this swap was shown as an adjustment of the corresponding debt's market value in the preceding table.

During the first quarter of 2003, the Company liquidated an additional interest rate swap agreement it had entered into in February 2000 on a $350 medium-term note, and received $39.9 in cash proceeds. The market value adjustment at the date the swap was liquidated (equivalent to the proceeds from liquidation of the swap agreement) is being amortized over the remaining life of the medium-term note, which matures on February 15, 2005. The unamortized market value adjustment of the liquidated swap agreement was $2.5 at December 31, 2004 and $22.5 at December 31, 2003. In addition, the market value of the $14 swap agreement discussed above was $.6 at December 31, 2003.

On December 16, 2003, the Company entered into a cross-currency rate swap agreement with Wachovia Bank, N.A. See Note P for more discussion of this agreement.

At December 31, 2004, the Company had debt capital available through a $300 commercial paper program supported by revolving credit agreements providing for a maximum line of credit of $342. For any revolving credit agreement, the Company may elect to pay interest based on 1) the bank's base lending rate, 2) LIBOR, 3) an adjusted certificate of deposit rate, or 4) the money market rate, as specified in the revolving credit agreements. Agreement amounts will terminate July 31, 2009, at which time any outstanding balances will become due. There were no amounts outstanding under the revolving credit agreements at December 31, 2004 and 2003.

The revolving credit agreements and certain other long-term debt contain restrictive covenants which, among other restrictions, limit the amount of additional debt and require net earnings to meet or exceed specified levels of funded debt. The Company remained in compliance with all such covenants during the years ended December 31, 2004 and 2003.

Maturities of long-term debt are as follows:

Year ended December 31	
2005	$ 401.3
2006	78.6
2007	32.8
2008	83.2
2009	15.5
Thereafter	569.3
	$1,180.7

H. Lease Obligations

The Company leases certain operating facilities, most of its automotive and trucking equipment and some other assets. Lease terms, including purchase options, renewals and maintenance costs, vary by lease.

Total rental expense included in the results of operations was $59.0, $55.4 and $49.9 for the years ended December 31, 2004, 2003 and 2002, respectively.

Future minimum rental commitments for all long-term noncancelable operating leases are as follows:

Year ended December 31	
2005	$ 43.5
2006	31.5
2007	24.2
2008	18.5
2009	14.1
Later years	19.4
	$151.2

The above lease obligations expire at various dates through 2014. Certain leases contain renewal and/or purchase options. Aggregate rental commitments above include renewal amounts where it is the intention of the Company to renew the lease.

I. Capital Stock

Stock Activity

Activity in the Company's stock accounts for each of the three years ended December 31 is as follows:

	Common Stock	Treasury Stock
Balance, January 1, 2002	198,797,750	(2,499,597)
Shares issued	1,793	2,344,708
Treasury stock purchased	–	(4,146,034)
Balance, December 31, 2002	198,799,543	(4,300,923)
Shares issued	–	1,614,003
Treasury stock purchased	–	(4,009,929)
Balance, December 31, 2003	198,799,543	(6,696,849)
Shares issued	–	2,813,791
Treasury stock purchased	–	(4,030,467)
Balance, December 31, 2004	**198,799,543**	**(7,913,525)**

The Company issues shares for employee and director stock plans (see Note J) and acquisitions. The Company purchases its common stock to meet the requirements of the employee stock plans, to replace shares issued in acquisitions and to satisfy contractual obligations. The Company will also receive shares in stock option exercises. The Company's non-employee stock options are not significant.

The Company also has authorized shares for issuance in connection with certain employee stock benefit plans discussed in Note J.

Stock Options

At December 31, 2004, the Company had a combined total of 17,283,479 unissued common shares authorized for issuance under employee and non-employee stock plans. This amount represents 11,500,280 unexercised options, 1,753,745 outstanding employee owned stock units and 4,029,454 shares available for grant under the Company's 1989 Flexible Stock Plan. Generally, options become exercisable in varying installments, beginning 18 months after the date of grant, have a maximum term of 10 years, and are issued with exercise prices at market. However, the Company has granted below market options under a deferred compensation program. This program allows senior managers to receive stock options in lieu of cash salary and bonuses. These options include a discount feature which does not exceed 15% and have a term of fifteen years. Beginning in 2005, "at market" stock options will be used for the deferred compensation program. A summary of the Company's employee stock option plans as of December 31, 2004, 2003 and 2002, and changes during the years then ended, is as follows:

	Shares	Weighted Average Exercise Price per Share
Outstanding at January 1, 2002	9,919,754	$13.48
Granted	1,690,923	19.39
Exercised	(1,303,610)	12.27
Forfeited	(255,340)	19.03
Outstanding at December 31, 2002	10,051,727	14.49
Granted	2,237,727	14.39
Exercised	(344,051)	11.84
Forfeited	(609,805)	21.64
Outstanding at December 31, 2003	11,335,598	14.17
Granted	1,951,475	22.80
Exercised	(1,682,967)	16.87
Forfeited	(240,835)	19.31
Outstanding at December 31, 2004	**11,363,271**	**$15.31**
Options exercisable at		
December 31, 2004	**7,912,044**	**$12.47**
December 31, 2003	7,716,615	12.89
December 31, 2002	7,051,541	12.73

The following table summarizes information about employee stock options outstanding at December 31, 2004:

Options Outstanding			
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life In Years	Weighted-Average Exercise Price
$ .01–$ .25	1,056,085	6.5	$ .06
3.09– 4.82	2,323,486	11.6	3.90
10.00– 15.00	36,222	3.8	13.88
15.31– 20.00	4,225,027	5.7	18.78
20.03– 28.97	3,722,451	8.2	22.83
$ .01–$28.97	11,363,271	7.8	$15.31

Options Exercisable		
Range of Exercise Prices	Number Exercisable	Weighted-Average Exercise Price
$ .01–$ .25	1,055,634	$ .06
3.09– 4.82	2,322,832	3.90
10.00– 15.00	36,222	13.88
15.31– 20.00	3,453,407	19.02
20.03– 28.97	1,043,949	22.34
$ .01–$28.97	7,912,044	$12.47

The following table summarizes the weighted-average fair value per share of each option granted during the years 2004, 2003 and 2002 as of the grant date. These values are calculated using the Black-Scholes option pricing model based on these weighted-average assumptions.

	2004	2003	2002
Weighted-average fair value of options:			
Granted at market price	**$ 4.65**	$ 3.35	$ 4.92
Granted below market price	**16.85**	9.44	11.53
Weighted-average exercise price of options:			
Granted at market price	**22.99**	18.27	22.28
Granted below market price	**3.63**	4.09	4.48
Principal assumptions			
Risk-free interest rate	**3.2%**	2.9%	3.9%
Expected life in years	**6.0**	6.4	5.9
Expected volatility (over expected life)	**28.3%**	29.3%	28.7%
Expected dividend yield (over expected life)	**3.7%**	4.4%	3.4%

Shareholder Protection Rights Plan

In 1989, the Company declared a dividend distribution of one preferred stock purchase right (a Right) for each share of common stock. The Rights are attached to and traded with the Company's common stock. The Rights become exercisable only under certain circumstances involving actual or potential acquisitions of the Company's common stock. The Rights currently remain in existence until February 2009, unless they are exercised, exchanged or redeemed at an earlier date. Depending upon the circumstances, if these Rights become exercisable, the holder may be entitled to purchase shares of Series A junior preferred stock of the Company, shares of the Company's common stock or shares of common stock of the acquiring entity.

J. Employee Benefit Plans

This footnote provides information at December 31 as to the Company's sponsored domestic and foreign defined benefit pension plans as required by the Statement of Financial Accounting Standards 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits." The Company uses a September 30 measurement date for the majority of its plans.

	2004	2003	2002
Change in Benefit Obligation			
Benefit obligation, beginning of period	**$ 168.2**	$ 155.5	$ 138.4
Service cost	**5.2**	4.2	4.1
Interest cost	**10.2**	9.0	8.4
Plan participants' contributions	**5.9**	5.6	5.5
Actuarial losses	**11.1**	1.1	2.1
Benefits paid	**(10.9)**	(9.9)	(7.5)
Foreign currency exchange rate changes	**2.5**	2.7	1.4
Plan amendments and acquisitions	**–**	–	3.1
Benefit obligation, end of period	**192.2**	168.2	155.5
Change in Plan Assets			
Fair value of plan assets, beginning of period	**174.5**	154.2	172.1
Actual return on plan assets	**16.0**	21.3	(18.4)
Employer contributions	**2.2**	1.5	1.4
Plan participants' contributions	**5.9**	5.6	5.5
Benefits paid	**(10.9)**	(9.9)	(7.5)
Foreign currency exchange rate changes	**1.4**	1.8	1.1
Fair value of plan assets, end of period	**189.1**	174.5	154.2
Plan Assets (Under) Over Benefit Obligations	**(3.1)**	6.3	(1.3)
Unrecognized net actuarial losses	**33.2**	24.8	33.0
Unrecognized net transition asset	**–**	.1	.1
Unrecognized prior service cost	**2.5**	2.6	2.8
Net prepaid pension cost	**$ 32.6**	$ 33.8	$ 34.6

The net prepaid pension cost amount recognized in the Consolidated Balance Sheets at December 31 is as follows:

	2004	2003	2002
Prepaid pension costs	**$ 35.0**	$ 40.4	$ 40.3
Accrued pension benefit liabilities	**(17.0)**	(6.6)	(5.7)
Intangible assets	**3.3**	–	–
Accumulated other comprehensive income	**11.3**	–	–
Net amount recognized	**$ 32.6**	$ 33.8	$ 34.6
Components of Net Pension (Expense) Income			
Service cost	**$ (5.2)**	$ (4.2)	$ (4.1)
Interest cost	**(10.2)**	(9.0)	(8.4)
Expected return on plan assets	**14.0**	12.4	14.0
Amortization of net transition asset	**(.1)**	(.1)	(.1)
Recognized net actuarial loss	**(1.9)**	(1.4)	(.8)
Net pension (expense) income	**$ (3.4)**	$ (2.3)	$ .6
Weighted Average Assumptions*			
Discount rate	**5.9%**	6.0%	6.0%
Expected return on plan assets	**7.9%**	7.9%	7.9%
Rate of compensation increase	**4.5%**	4.5%	4.5%

**Used in the calculation of both benefit obligations and net pension costs.*

The overall expected long-term rate of return is based on the plans' historical experience and expectations of future returns based upon the plans' diversification of investment holdings.

The accumulated benefit obligation for all defined benefit pension plans was $174.6, $152.4 and $139.7 at December 31, 2004, 2003 and 2002, respectively.

Those plans that have accumulated benefit obligations in excess of plan assets at December 31 are recapped below:

	2004	2003	2002
Foreign Subsidiary Plans			
Projected/accumulated benefit obligation	**$ 31.2**	$ 14.9	$ 18.1
Fair value of plan assets	**18.4**	7.9	12.0
Domestic Subsidiary Plans			
Projected benefit obligation	**35.7**	32.9	34.2
Accumulated benefit obligation	**34.9**	31.8	32.1
Fair value of plan assets	**29.1**	27.3	26.3

The increase in minimum pension liability included in other comprehensive income is $7.3, net of tax of $4.0.

For the foreign plans, the difference between the projected benefit obligation and the accumulated benefit obligation is not significant.

Included in the domestic plans above is a subsidiary's unfunded supplemental executive retirement plan. The subsidiary owns insurance policies with cash surrender values of $1.8, $2.0 and $1.9 at December 31, 2004, 2003 and 2002, respectively, for the participants in this non-qualified plan. These insurance policies are not included in the plan's assets.

Plan assets are invested in a diversified portfolio of equity, debt and government securities.

	2004	2003	2002
Asset Category			
Equity securities	**66%**	58%	67%
Debt securities	**26**	27	20
Other	**8**	15	13
Total	**100%**	100%	100%

The Company's investment policy and strategies are established with a long-term view in mind. The Company strives for a sufficiently diversified asset mix to minimize the risk of a material loss to the portfolio value due to the devaluation of any single investment. In determining the appropriate asset mix, the Company's financial strength and ability to fund potential shortfalls that might result from poor investment performance are considered. The Company's weighted average target percentages of the asset portfolios are 70% equities and 30% bonds.

The Company expects to contribute $2.0 to its defined benefit pension plans in 2005.

Estimated benefit payments, which reflect expected future service, to be paid over the next ten years are: 2005 – $10.6; 2006 – $11.1; 2007 – $11.7; 2008 – $12.4; 2009 – $13.3; and 2010–2014 – $79.1.

Total net pension expense, including multiemployer plans and other defined contribution plans, was $8.8, $7.0 and $4.2 in 2004, 2003 and 2002, respectively.

Contributions to union sponsored, defined benefit, multiemployer pension plans were less than $1.5 in 2004, 2003 and 2002. These plans are not administered by the Company and contributions are determined in accordance with provisions of negotiated labor contracts. While the Company has no present intention of withdrawing from any of these plans, nor has it been informed that there is any intention to terminate such plans, the Company does not believe there would be a material withdrawal liability in such event.

In addition to the stock option plans discussed in Note I, the Company has a Stock Bonus Plan (SBP), which is an Employee Stock Ownership Plan, a nonqualified Executive Stock Unit Program (ESUP) and a Discount Stock Plan (DSP). The SBP and the ESUP provide Company pre-tax contributions of 50% of the amount of employee contributions. Contributions to the ESUP are invested in stock units at 85% of the market price and contributions to the SBP are used to purchase the Company's common stock at market prices. In addition, the Company matches its contributions when certain profitability levels, as defined in the SBP and the ESUP, have been attained. The ESUP units, which are issued pursuant to the Company's 1989 Flexible Stock Plan, are considered equivalent to outstanding common shares for accounting and earnings per share purposes.

Under the DSP, eligible employees may purchase shares of Company common stock at 85% of the closing market price on the last business day of each month. Shares purchased under the DSP were 636,842 in 2004, 765,388 in 2003, and 759,938 in 2002. Purchase prices ranged from $16 to $25 per share. Since inception of the DSP in 1982, a total of 18,629,765 shares have been purchased by employees. Eligible employees may purchase a maximum of 23,000,000 shares under the plan.

The Company's total expense for the stock plans was $12.0, $11.9 and $7.8 for 2004, 2003 and 2002, respectively. Upon the adoption of SFAS No. 123 on January 1, 2003, (see Note A), the Company began charging the 15% discount for the above stock plans to expense as shares or units are issued.

K. Income Taxes

The components of earnings before income taxes are as follows:

Year ended December 31	**2004**	2003	2002
Domestic	**$347.7**	$247.6	$284.8
Foreign	**74.9**	67.5	78.7
	$422.6	$315.1	$363.5

Income tax expense is comprised of the following components:

Year ended December 31	**2004**	2003	2002
Current			
Federal	**$100.4**	$ 66.3	$ 78.2
State and local	**11.3**	4.1	7.3
Foreign	**22.1**	22.9	27.2
	133.8	93.3	112.7
Deferred			
Federal	**11.3**	14.2	15.1
State and local	**(6.5)**	3.5	3.4
Foreign	**(1.4)**	(1.8)	(.8)
	3.4	15.9	17.7
	$137.2	$109.2	$130.4

Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. The major temporary differences that give rise to deferred tax assets or liabilities are as follows:

December 31	2004		2003	
	Assets	**Liabilities**	Assets	Liabilities
Property, plant and equipment	**$ –**	**$ (83.5)**	$ –	$ (90.0)
Accrued expenses	**81.4**	**–**	69.1	–
Net operating losses and tax credit carryforwards	**49.1**	**–**	44.7	–
Pension cost	**–**	**(16.0)**	–	(16.5)
Intangible assets	**9.2**	**(50.8)**	9.0	(41.3)
Other, net	**10.1**	**(40.0)**	4.5	(33.3)
Gross deferred tax assets (liabilities)	**149.8**	**(190.3)**	127.3	(181.1)
Valuation allowance	**(30.7)**	**–**	(24.4)	–
Total deferred taxes	**$119.1**	**$(190.3)**	$102.9	$(181.1)
Net deferred tax liability		**$ (71.2)**		$ (78.2)

The valuation allowance primarily relates to state and foreign tax loss carryforwards and tax credit carryforwards for which utilization is uncertain. Cumulative tax losses in certain state and foreign jurisdictions during recent years, and limited carryforward periods in certain jurisdictions were factors considered in determining the valuation allowance.

No significant amount of carryforwards expire in any one year, but the principal amount of the carryforwards expire in various years after 2006.

The Company recognized a tax benefit of approximately $4.6, $.8 and $3.8 in 2004, 2003 and 2002, respectively, related to the exercise of employee stock options, which have been recorded as an increase to additional contributed capital.

Deferred income taxes and withholding taxes have been provided on earnings of the Company's foreign subsidiaries to the extent it is anticipated that the earnings will be remitted in the future as dividends. The tax effect of most distributions would be significantly offset by available foreign tax credits.

Deferred income taxes and withholding taxes have not been provided on undistributed earnings which management has deemed to be permanently reinvested. The cumulative undistributed earnings as of December 31, 2004 which the Company has deemed to be permanently reinvested are approximately $102.7. If such earnings were distributed, the resulting incremental taxes would be approximately $15.0 based on present income tax laws, which are subject to change.

Deferred tax assets and liabilities included in the consolidated balance sheets are as follows:

December 31	2004	2003
Other current assets	**$ 14.4**	$ 17.0
Deferred income taxes	**(85.6)**	(95.2)
	$(71.2)	$(78.2)

Income tax expense, as a percentage of earnings before income taxes, differs from the statutory federal income tax rate as follows:

Year ended December 31	2004	2003	2002
Statutory federal income tax rate	**35.0%**	35.0%	35.0%
Increases (decreases) in rate resulting from:			
State taxes, net of federal benefit	**.9**	1.6	2.0
Taxes on foreign earnings	**(2.4)**	(1.8)	(1.0)
Permanent differences	**(.4)**	(.7)	.4
Other	**(.6)**	.6	(.5)
Effective tax rate	**32.5%**	34.7%	35.9%

L. Segment Information

Reportable segments are primarily based upon the Company's management organizational structure. This structure is generally focused on broad end-user markets for the Company's diversified products. Residential Furnishings derives its revenues from components for bedding, furniture and other furnishings, as well as related consumer products. Commercial Fixturing & Components derives its revenues from retail store fixtures, displays, storage and material handling systems, components for office and institutional furnishings, and plastic components. The Aluminum Products revenues are derived from die castings, custom tooling and secondary machining and coating. The Company sold its last aluminum ingot smelting operation in 2002. Industrial Materials derives its revenues from drawn steel wire, steel rod, specialty wire products and welded steel tubing sold to trade customers as well as other Leggett segments. Specialized Products derives its revenues from machinery, manufacturing equipment, automotive seating suspensions, control cable systems and lumbar supports for automotive, office and residential applications.

The accounting principles used in the preparation of the segment information are the same as used for the consolidated financial statements, except that the segment assets and income reflect the FIFO basis of accounting for inventory. Certain inventories are accounted for using the LIFO basis in the consolidated financial statements. The Company evaluates performance based on earnings from operations before interest and income taxes (EBIT). Intersegment sales are made primarily at prices that approximate market-based selling prices. Centrally incurred costs are allocated to the segments based on estimates of services used by the segment. Certain general and administrative costs and miscellaneous corporate income and expense of the Company are allocated to the segments based on sales and EBIT. Asset information for the segments includes only inventory, trade receivables, net property, plant and equipment and unamortized purchased intangibles. These segment assets are reflected in the segment information at their estimated average for the year. Acquired companies' long-lived assets as disclosed include property, plant and equipment, goodwill and other intangibles, and long-term assets. Centrally incurred costs, allocated general and administrative costs and miscellaneous corporate income and expense include depreciation and other costs and income related to assets that are not allocated or otherwise included in the segment assets.

Prior years' segment results have been restated for an organizational move of two small operations from Residential Furnishings to Specialized Products.

Summarized financial information concerning the Company's reportable segments is shown in the following tables:

Year ended December 31	External Sales	Inter-Segment Sales	Total Sales	EBIT
2004				
Residential Furnishings	**$2,467.5**	**$ 14.1**	**$2,481.6**	**$265.0**
Commercial Fixturing & Components	**1,072.2**	**6.0**	**1,078.2**	**55.3**
Aluminum Products	**505.7**	**16.0**	**521.7**	**45.5**
Industrial Materials	**530.3**	**287.2**	**817.5**	**121.5**
Specialized Products	**509.8**	**54.0**	**563.8**	**50.5**
Intersegment eliminations				**.4**
Adjustment to LIFO method				**(76.5)**
	$5,085.5	**$377.3**	**$5,462.8**	**$461.7**
2003				
Residential Furnishings	$2,180.1	$ 6.3	$2,186.4	$208.5
Commercial Fixturing & Components	957.8	7.2	965.0	26.8
Aluminum Products	453.5	13.2	466.7	35.6
Industrial Materials	369.2	209.6	578.8	37.7
Specialized Products	427.6	58.8	486.4	52.3
Intersegment eliminations				(3.8)
Adjustment to LIFO method				(1.8)
	$4,388.2	$295.1	$4,683.3	$355.3
2002				
Residential Furnishings	$2,124.0	$ 9.6	$2,133.6	$222.2
Commercial Fixturing & Components	892.6	6.0	898.6	48.4
Aluminum Products	472.7	14.6	487.3	31.3
Industrial Materials	395.6	215.6	611.2	51.0
Specialized Products	386.9	50.7	437.6	51.6
Intersegment eliminations				(.7)
Adjustment to LIFO method				(3.2)
	$4,271.8	$296.5	$4,568.3	$400.6

Year ended December 31	Assets	Additions to Property Plant and Equipment	Acquired Companies' Long-Lived Assets	Depreciation and Amortization
2004				
Residential Furnishings	**$1,395.7**	**$ 59.9**	**$ 3.6**	**$ 72.4**
Commercial Fixturing & Components	**964.9**	**17.7**	**15.2**	**32.5**
Aluminum Products	**375.8**	**22.3**	**–**	**23.4**
Industrial Materials	**303.3**	**14.9**	**.3**	**14.5**
Specialized Products	**480.0**	**31.9**	**26.3**	**23.1**
Unallocated assets	**626.8**	**10.4**	**–**	**11.3**
Adjustment to year-end vs. average assets	**50.7**			
	$4,197.2	**$157.1**	**$45.4**	**$177.2**
2003				
Residential Furnishings	$1,328.0	$ 50.7	$45.7	$ 70.2
Commercial Fixturing & Components	950.2	20.8	24.6	30.2
Aluminum Products	376.3	18.5	–	23.0
Industrial Materials	263.2	14.7	–	17.2
Specialized Products	414.2	23.0	14.4	16.8
Unallocated assets	615.3	8.9	–	9.6
Adjustment to year-end vs. average assets	(57.5)			
	$3,889.7	$136.6	$84.7	$167.0
2002				
Residential Furnishings	$1,245.5	$ 44.4	$ 8.1	$ 68.9
Commercial Fixturing & Components	882.4	11.1	2.9	31.5
Aluminum Products	409.8	19.4	–	23.9
Industrial Materials	269.9	26.5	6.5	17.4
Specialized Products	373.9	16.7	7.9	15.0
Unallocated assets	425.4	5.9	–	7.9
Adjustment to year-end vs. average assets	(105.8)			
	$3,501.1	$124.0	$25.4	$164.6

Revenues from external customers, by product line, are as follows:

Year Ended December 31	**2004**	2003	2002
Residential Furnishings			
Bedding components	**$ 895.2**	$ 778.7	$ 798.5
Residential furniture components	**805.1**	697.1	692.9
Finished & consumer products	**643.0**	606.4	544.0
Other residential furnishings products	**124.2**	97.9	88.6
	2,467.5	2,180.1	2,124.0
Commercial Fixturing & Components			
Store displays, fixtures & storage products	**824.2**	744.0	654.4
Office furnishings & plastic components	**248.0**	213.8	238.2
	1,072.2	957.8	892.6
Aluminum Products			
Die cast products	**474.6**	422.4	420.7
Tool & die operations (including smelting in 2002)	**31.1**	31.1	52.0
	505.7	453.5	472.7
Industrial Materials			
Wire, wire products & steel tubing	**530.3**	369.2	395.6
Specialized Products			
Automotive products & specialized machinery	**509.8**	427.6	386.9
	$5,085.5	$4,388.2	$4,271.8

The Company's operations outside of the United States are principally in Canada, Europe and Mexico. The geographic information that follows regarding sales is based on the area of manufacture.

Year Ended December 31	**2004**	2003	2002
External sales			
United States	**$4,029.3**	$3,467.7	$3,426.0
Canada	**421.0**	424.0	412.2
Europe	**403.2**	315.1	268.2
Mexico	**145.7**	135.3	129.1
Other	**86.3**	46.1	36.3
	$5,085.5	$4,388.2	$4,271.8
Long-lived assets			
United States	**$1,553.9**	$1,551.8	$1,591.1
Canada	**227.9**	207.8	163.8
Europe	**228.2**	198.5	175.6
Mexico	**71.9**	68.0	60.0
Other	**50.5**	44.2	22.6
	$2,132.4	$2,070.3	$2,013.1

M. Contingencies

The Company is involved in various legal proceedings including matters which involve claims against the Company under employment, intellectual property, environmental and other laws. When it appears probable in management's judgment that the Company will incur monetary damages or other costs in connection with claims and proceedings, and the costs can be reasonably estimated, appropriate liabilities are recorded in the financial statements and charges are made against earnings. No claim or proceeding has resulted in a material charge against earnings, nor are the total liabilities recorded material to the Company's financial position. While the results of any ultimate resolution are uncertain, management believes the possibility of a material adverse effect on the Company's consolidated financial position, results of operations and cash flows from claims and proceedings is remote.

N. Restructuring Activity

On January 1, 2003, the Company implemented Statement of Financial Accounting Standards (SFAS) No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." Previously, the Company utilized Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that the liability for costs associated with an exit or disposal activity ("restructuring") be recognized when the liability is incurred. The Company regularly engages in restructuring activities resulting from its ongoing efforts to improve operations and control expenses. The costs incurred for the restructuring activities in which the Company is currently engaged have not been material to the Company's earnings or financial position. In addition, future expenditures associated with these restructurings, all of which are expected to be complete within twelve months, are expected to be less than $2.

Over the last three years, the Company has sold, consolidated or shutdown several facilities, none of which actions individually resulted in a material charge to earnings. These restructurings have had the following impact on the Company's financial statements:

Year ended December 31	**2004**	2003	2002
Charged to other deductions (income), net			
Write-downs of property, plant and equipment	**$ .2**	$ 1.2	$ 9.3
Write-off of goodwill	**–**	.1	3.2
Severance and other restructuring costs, net of proceeds	**3.9**	(1.9)	.8
	$4.1	$ (.6)	$13.3

Severance and restructuring costs associated with facility restructurings charged to cost of goods sold were $3.0 in 2004 and $0 in 2003 and 2002. Write-down of property, plant and equipment and inventory associated with restructurings charged to cost of goods sold were $2.2 in 2004, $0 in 2003 and $1.6 in 2002.

Restructuring liabilities at year-end	**$1.4**	$ .6	$ 3.6

Adjustments of previously established liabilities for restructurings have been negligible for 2004-2002. Net sales for the 12-month period prior to divestiture for businesses sold were $0 in 2004, $23 in 2003, and $40 in 2002. The earnings impact from these divested businesses is not material.

O. Other (Income) Expense

The components of other (income) expense were as follows:

Year ended December 31	**2004**	2003	2002
(Gain) loss on asset sale/impairment	**$(16.3)**	$ 1.9	$ 3.8
Restructuring charges	**4.1**	(.6)	13.3
Currency (gain) loss	**(2.1)**	(.1)	(.3)
Other	**(2.3)**	(3.1)	(.1)
	$(16.6)	$(1.9)	$16.7

P. Derivative Financial Instruments

The Company's risk management strategies include the use of derivative instruments to manage the fixed/variable interest rate mix of its debt portfolio, to manage its exposure to fluctuating natural gas prices, and to hedge against its exposure to variability in foreign exchange rates. Where appropriate, the Company reduces forward price exposure by the transfer of price risk to another party. In this sense, hedging is equivalent to purchasing price protection insurance that will lock in future costs. It is the Company's policy not to speculate in derivative instruments.

The Company manages a portion of the fixed/variable interest rate risk of its debt portfolio through the use of interest rate swap agreements. During 2000, $350 of 7.65% fixed rate debt which matures on February 15, 2005 and, in 1999, $14 of 6.90% fixed rate debt which matured in June 2004 were issued and converted to variable rate debt by use of interest rate swap agreements. In March 2003, the Company sold its rights under the $350 interest rate swap agreement for $39.9 in cash proceeds. The unamortized market value of the $350 interest rate swap agreement was $2.5 at

December 31, 2004 and $22.5 at December 31, 2003. In addition, the market value of the $14 swap agreement discussed above was $.6 at December 31, 2003.

In August 2004, the Company entered into fixed price swap agreements to hedge portions of its anticipated purchases of natural gas. The Company hedged approximately 20% of its anticipated natural gas consumption of the 12-month period beginning in September 2004, 15% of its anticipated consumption for the 12-month period beginning September 2005, and 10% of its anticipated consumption for the 12-month period beginning September 2006. Approximately $11.1 of natural gas contracts were outstanding as of December 31, 2004. The average price under these contracts is $6.135 per mmbtu. Through December 31, 2004, there was no significant gain or loss, realized or unrealized, on these contracts.

Where appropriate, the Company designates forward currency contracts as hedges against the Company's exposure to variability in exchange rates on certain cash flows denominated in foreign currencies. In December 2003, the Company hedged 70% of the expected Peso expenses for certain Mexican subsidiaries through 2004. During 2004, hedges were used to reduce volatility from USD raw materials purchases for certain UK subsidiaries, and again to hedge about 70% of expected Mexican peso (MXN) needs for 2005. The amount of contracts outstanding at December 31, 2004 was approximately $15.8 ($14.8 pay USD/receive MXN; $1.0 pay GBP/receive USD). The fair value of these contracts at December 31, 2004 was not material.

The changes in fair value of the unexpired natural gas and foreign currency contracts are recorded in other comprehensive income and reclassified to cost of goods sold in the period in which earnings are impacted by the hedged items.

In December 2003, the Company entered into a 38.3 Swiss Francs (CHF) five-year cross-currency swap agreement with Wachovia Bank, N.A. This agreement is designated as a net investment hedge of the Company's Swiss subsidiaries. In addition, the terms of this agreement include that the Company will receive interest on $30 USD at a fixed rate of 6.35% and pay interest on 38.3 CHF at a fixed rate of 4.71%. At December 31, 2004, the unrealized loss on this agreement was $4.5 and is included in the foreign currency translation component of accumulated other comprehensive income.

All hedges accorded hedge accounting treatment are considered highly effective. There were no transactions that ceased to qualify for hedge accounting treatment in the years ended December 31, 2004 and 2003.

Q. New Accounting Standards

In December 2004, the Financial Accounting Standards Board issued revised Statement of Financial Accounting Standards No. 123, "Share-Based Payment" (SFAS No. 123R). SFAS 123R clarifies and expands Statement 123's guidance in several areas, including recognizing share-based compensation cost, measuring fair value, classifying an award as equity or as a liability, and attributing compensation cost to reporting periods. SFAS 123R is effective for Leggett & Platt beginning with the first day of our fiscal third quarter (July 1, 2005) and applies to all awards granted, modified, repurchased or cancelled on or after that date. We adopted, as of January 1, 2003, the provisions of Statement 123 as originally issued and, as such, have evaluated SFAS No. 123R and believe it will not have a material impact on our financial reporting and disclosures.

In December 2004, the Financial Accounting Standards Board issued SFAS No. 153, "Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29." This Statement revises the criteria used to determine whether nonmonetary exchanges are measured based on the recorded amounts of the assets exchanged or on their fair value. SFAS No. 153 is effective for nonmonetary exchanges occurring in fiscal periods beginning after June 15, 2005, and is not expected to have a material effect on the Company's financial reporting and disclosures.

In November 2004, the Financial Accounting Standards Board issued SFAS No. 151, "Inventory Costs, an amendment of ARB No. 43, Chapter 4." SFAS No. 151 amends prior guidance to clarify the accounting for abnormal amounts of freight, handling cost and wasted material. In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This Statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We do not believe that the adoption of SFAS No. 151 will have a material impact on our financial reporting and disclosures.

In December 2004, the Financial Accounting Standards Board issued FASB Staff Positions FAS 109-1 and FAS 109-2, providing guidance regarding certain accounting and reporting issues associated with the American Jobs Creation Act of 2004. FASB Staff Position 109-1 has not had, nor is it expected to have, a material impact on our financial reporting or disclosures.

Regarding FAS 109-2, the Company is still in the process of evaluating the effects of the repatriation provision of the American Jobs Creation Act and expects to complete that evaluation by December 31, 2005. To date, the Company has not remitted any amounts under the repatriation provision. Currently, the related range of income tax effects of such a repatriation cannot be reasonably estimated.

(Unaudited)
(Dollar amounts in millions)

Interest Rate

The table below provides information about the Company's debt sensitive to changes in interest rates. The Company has no other significant financial instruments sensitive to changes in interest rates. Substantially all of the debt shown in the table is denominated in United States dollars. During 2000, $350 of 7.65% fixed rate debt maturing in February 2005 was issued and converted to variable rate debt by use of an interest rate swap agreement. This swap agreement, which contains the same payment date as the original issue, was used primarily to manage the fixed/variable interest rate mix of its debt portfolio. In March 2003, the Company sold its rights under the agreement for $39.9, which is being amortized over the remaining period of the related debt.

The fair value of fixed rate debt was calculated using the U.S. Treasury Bond rate as of December 31, 2004 and December 31, 2003 for similar remaining maturities, plus an estimated "spread" over such Treasury securities representing the Company's interest costs under its medium-term note program. The fair value of fixed rate debt was greater than its carrying value by $6.6 and $14.3 at December 31, 2004 and 2003, respectively. The fair value of variable rate debt is not significantly different from its recorded amount.

	Scheduled Maturity Date							
Long-term debt as of December 31,	2005	2006	2007	2008	2009	Thereafter	**2004**	2003
Principal fixed rate debt	$375.0	$75.0	$25.0	$71.5	$15.0	$535.2	**$1,096.7**	$1,016.7
Average interest rate	2.33%	7.12%	7.40%	6.31%	7.26%	4.62%	**4.22%**	4.35%
Principal variable rate debt	.5	.5	2.5	.5	.5	31.0	**35.5**	50.0
Average interest rate	1.75%	1.75%	1.82%	1.75%	1.75%	1.81%	**1.80%**	1.32%
Miscellaneous debt**							**48.5**	64.9
Total debt							**1,180.7**	1,131.6
Less: current maturities							**(401.3)**	(119.4)
Total long-term debt							**$ 779.4**	$1,012.2

***Miscellaneous debt includes $2.5 in 2004 and $23.1 in 2003 of market adjustments resulting from the interest rate swap agreements.*

Exchange Rate

The Company does not hedge all net foreign currency exposures related to transactions denominated in other than its associated functional currencies. The Company may occasionally hedge firm specific commitments or other anticipated foreign currency cash flows. The decision by management to hedge any such transactions is made on a case-by-case basis. The amount of forward contracts outstanding at December 31, 2004 was approximately $15.8 ($14.8 Pay USD/Receive MXN; $1.0 Pay GBP/Receive USD). The highest amount during 2004 was approximately $16.7 ($15.7 Pay USD/Receive MXN; $1.0 Pay GBP/Receive USD). In 2004, these contracts were primarily used to reduce volatility from USD raw materials purchases for certain UK subsidiaries and to hedge about 70% of expected Mexican peso needs for 2005.

The Company views its investment in foreign subsidiaries as a long-term commitment, and, except for the cross-currency swap agreement disclosed below, does not hedge translation exposures. The investment in a foreign subsidiary may take the form of either permanent capital or notes. The Company's net investment in foreign subsidiaries subject to translation exposure at December 31 is as follows:

Functional Currency	**2004**	2003
Canadian Dollar	**$280.9**	$254.7
European Currencies	**344.5**	271.0
Mexican Peso	**56.7**	49.8
Other	**75.5**	61.0
	$757.6	$636.5

Cross-Currency Swap Agreement

In December 2003, the Company entered into a 38.3 million Swiss Francs (CHF) five year cross-currency rate swap agreement with Wachovia Bank, N.A. This agreement is designated as a net investment hedge. The purpose of this swap is to hedge CHF denominated assets, thereby reducing exposure to volatility in the exchange rate. In addition, the terms of this agreement include that the Company will receive interest on $30 USD at a fixed rate of 6.35% and pay interest on 38.3 million CHF at a fixed rate of 4.71%.

During 2004, the Company paid interest of $1.5 on the CHF portion and received interest of $1.9 on the USD portion of the agreement. At December 31, 2004, the unrealized loss on the cross-currency swap was approximately $4.5.

Commodity Price

Other than for planned purchases of natural gas, the Company does not generally use derivative commodity instruments to hedge its exposures to changes in commodity prices. In August 2004, the Company entered into fixed price swap agreements to hedge portions of its anticipated purchases of natural gas. The Company hedged approximately 20% of its anticipated natural gas consumption for the 12-month period beginning in September 2004, 15% of its anticipated consumption for the 12-month period beginning September 2005, and 10% of its anticipated consumption for the 12-month period beginning September 2006. Approximately $11.1 of natural gas contracts were outstanding as of December 31, 2004. Through December 31, 2004, there was no significant gain or loss, realized or unrealized, on these contracts.

Quarterly Summary of Earnings

Leggett & Platt, Incorporated

(Unaudited)
(Dollar amounts in millions, except per share data)

Year ended December 31	First	Second	Third	Fourth	Total
2004					
Net sales	**$1,187.2**	**$1,278.1**	**$1,338.0**	**$1,282.2**	**$5,085.5**
Gross profit	**215.1**	**243.4**	**242.5**	**214.8**	**915.8**
Earnings before income taxes	**93.0**	**116.4**	**121.1**	**92.1**	**422.6**
Net earnings	**62.8**	**76.8**	**80.2**	**65.6**	**285.4**
Earnings per share					
Basic	**.32**	**.39**	**.41**	**.34**	**1.46**
Diluted	**.32**	**.39**	**.41**	**.33**	**1.45**
2003					
Net sales	$1,037.6	$1,052.7	$1,156.7	$1,141.2	$4,388.2
Gross profit	181.3	183.8	194.7	211.9	771.7
Earnings before income taxes	76.6	72.4	78.1	88.0	315.1
Net earnings	49.4	46.7	50.8	59.0	205.9
Earnings per share					
Basic	.25	.24	.26	.30	1.05
Diluted	.25	.24	.26	.30	1.05

Selected Financial Data

Leggett & Platt, Incorporated

(Unaudited)
(Dollar amounts in millions, except per share data)

	2004	2003	2002	2001	2000
Summary of Operations					
Net sales	**$5,085.5**	$4,388.2	$4,271.8	$4,113.8	$4,276.3
Earnings from continuing operations	**285.4**	205.9	233.1	187.6	264.1
Earnings per share from continuing operations					
Basic	**1.46**	1.05	1.17	.94	1.33
Diluted	**1.45**	1.05	1.17	.94	1.32
Cash dividends declared per share	**.58**	.54	.50	.48	.42
Summary of Financial Position					
Total assets	**$4,197.2**	$3,889.7	$3,501.1	$3,412.9	$3,373.2
Long-term debt	**779.4**	1,012.2	808.6	977.6	988.4

As discussed in Note A of the Notes to Consolidated Financial Statements, the Company began recognizing stock option expense under SFAS No. 123 in 2003 for options granted after January 1, 2003. In addition, earnings and earnings per share from continuing operations in 2001 and 2000 include the amortization of goodwill. Under the provisions of SFAS No. 142, as of 2002 goodwill is no longer being amortized into expense. Excluding goodwill amortization, earnings from continuing operations for 2001 and 2000 would have been $207.8 and $282.9, respectively; basic earnings per share would have been $1.04 and $1.42; and diluted earnings per share would have been $1.04 and $1.41.

Stock Market and Ownership Data

Leggett & Platt, Incorporated

Leggett & Platt's common stock is listed on The New York Stock Exchange (symbol LEG), and is a component of the S&P 500 Index. The table below highlights quarterly and annual stock market information.

	Price Range			Millions of Shares		Dividends	
	High	Low	Close	Traded	Outstanding (avg. diluted)	Declared	Yield
1998:	$28.75	$16.88	$22.00	71.3	200.7	$.315	1.4%
1999:	$28.31	$18.63	$21.44	108.4	200.9	$ .36	1.7%
2000:	$22.56	$14.19	$18.94	122.1	200.4	$ .42	2.2%
2001:	$24.45	$16.85	$23.00	106.5	200.4	$ .48	2.1%
2002:	$27.40	$18.60	$22.44	128.3	199.8	$ .50	2.2%
2003:							
First Quarter	$23.15	$17.16	$18.28	37.1	197.8	$ .13	2.8%
Second Quarter	22.81	18.25	20.50	32.9	197.0	.13	2.5%
Third Quarter	23.69	20.04	21.63	33.4	196.5	.14	2.6%
Fourth Quarter	22.60	19.74	21.63	37.2	196.5	.14	2.6%
For the Year	$23.69	$17.16	$21.63	140.6	197.0	$ .54	2.5%
2004:							
First Quarter	$25.74	$21.19	$23.71	33.4	197.1	$ .14	2.4%
Second Quarter	27.24	21.80	26.71	43.8	197.0	.14	2.1%
Third Quarter	28.81	25.56	28.10	35.2	196.8	.15	2.1%
Fourth Quarter	30.68	26.05	28.43	35.1	196.6	.15	2.1%
For the Year	$30.68	$21.19	$28.43	147.5	196.9	$ .58	2.0%

Price and volume data reflect composite transactions; price range reflects intra-day prices; data source is Bloomberg.

Shareholders

The Company estimates it has approximately 52,000 shareholders, which includes 14,000 shareholders of record (i.e. stock certificates are issued in the name of the owner) and 38,000 beneficial shareholders (i.e. stock is held for the owner by their stockbroker in the name of the brokerage firm). At year-end, institutional investors (e.g. mutual funds, pension funds) as a group held an estimated 67% of the Company's shares; the ten largest positions held 31%. In addition, management and employees, directors, retirees, merger partners, and their family members collectively held approximately 20% of the Company's shares.

Dividend Record

Cash dividends have been paid on the Company's common stock each year since 1939. At the current indicated annual dividend of $.60 per share, 2005 will mark 34 consecutive years of increase in Leggett's annual dividends; over this period dividends have doubled about every 5 years, yielding an average compound growth rate of over 14%. To our knowledge, only one other Fortune 500 firm has achieved as long a string of consecutive dividend increases at the growth rate we have sustained.

Dividend Policy

The Company targets dividend payout of roughly one-third the average net earnings for the most recent three years; payout may exceed the guideline following periods of weak economy. Leggett believes in consistently paying cash dividends, is proud of its dividend growth record, and intends to extend that record far into the future. Quarterly cash dividends are usually declared in February, May, August, and November, and paid about two weeks after the start of the following quarter. For 2005, the Company's anticipated record dates are March 15, June 15, Sept. 15, and Dec. 15; anticipated payments dates are April 15, July 15, Oct. 14, and Jan. 13, 2006.

NYSE Certification

The New York Stock Exchange requires that the CEO file an annual certification indicating that there are no violations of the NYSE listing standards. This certification was executed by our CEO on May 17, 2004 and filed after last year's annual meeting. The full text is as follows:

> "As the Chief Executive Officer of Leggett & Platt, Incorporated and as required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual, I hereby certify that as of the date hereof I am not aware of any violation by the Company of the NYSE's Corporate Governance listing standards, other than has been notified to the Exchange pursuant to Section 303A.12(b) and disclosed as an attachment hereto."

The Company has not notified the NYSE of any listing standards violation because, to the best of our knowledge, none exist. Furthermore, the CEO and CFO filed certifications with the SEC, as required by the Sarbanes-Oxley Act, regarding the quality of the Company's public disclosure. These certifications can be found as Exhibits 31.1 and 31.2 in the 10-K filed on February 28, 2005.

Board of Directors

Non-Management Directors



Raymond F. Bentele, 68, served as President and Chief Executive Officer of Mallinckrodt, Inc., a manufacturer of medical and specialty chemical products, from 1981 until his retirement in 1992. He serves as a director of The Mosaic Company and of AMCON Distributing Company. He was first elected as a director of the Company in 1995.



Judy C. Odom, 52, served as Chairman of the Board and Chief Executive Officer of Software Spectrum, Inc., a computer software company, until 2002. She is a director of Storage Technology Corp. and of Harte Hanks Inc. Ms. Odom was first elected as a director of the Company in 2002.



Ralph W. Clark, 64, was a Vice President of International Business Machines Corporation ("IBM") from 1988 until 1994. He also served as Chairman of Frontec AMT Inc., a software company, until his retirement in 1998. Mr. Clark was first elected as a director of the Company in 2000.



Maurice E. Purnell, Jr., 65, is Of Counsel to the law firm of Locke Liddell & Sapp LLP. He was a partner of Locke Liddell from 1972 to 2002. Mr. Purnell was first elected as a director of the Company in 1988.



Harry M. Cornell, Jr., 76, is Chairman Emeritus of the Company's Board of Directors. He has served the Company in various capacities since 1950. He served as President from 1960 to 1982 and as Chief Executive Officer from 1960 to 1999. Mr. Cornell was Chairman of the Board from 1982 to 2002. He was first elected as a director of the Company in 1958.



R. Ted Enloe, III, 66, is President and Chief Executive Officer of Optisoft, Inc., a manufacturer of intelligent traffic signal systems. He is also Managing General Partner of Balquita Partners, Ltd., a family securities and real estate investment partnership. Mr. Enloe serves as a director of Silicon Laboratories Inc. He was first elected as a director of the Company in 1969.



Richard T. Fisher, 66, is Managing Director of Oppenheimer & Co., an investment banking firm. He served as Managing Director of CIBC World Markets Corp., an investment banking firm, from 1990 to 2002. Mr. Fisher was first elected as a director of the Company in 1972.

Management Directors



Karl G. Glassman, 46, was elected Executive Vice President of the Company in 2002 and has served as President of the Residential Furnishings Segment since 1999. He previously served the Company as Senior Vice President from 1999 to 2002 and President of Bedding Components from 1996 through 1998. Mr. Glassman has served the Company in various capacities since 1982. He was first elected as a director of the Company in 2002.



David S. Haffner, 52, was elected President of the Company in 2002 and has served as Chief Operating Officer of the Company since 1999. He previously served as the Company's Executive Vice President from 1995 to 2002 and has served the Company in other capacities since 1983. Mr. Haffner was first elected as a director of the Company in 1995.



Felix E. Wright, 69, is Chairman of the Company's Board of Directors and Chief Executive Officer. He also served as Vice Chairman of the Company's Board of Directors from 1999 to 2002 and as Chief Operating Officer from 1979 to 1999. Mr. Wright has served in various other capacities since 1959. He was first elected as a director of the Company in 1977.

Key Board Committees: *Audit:* Bentele (Chair), Clark, Fisher, Odom *Compensation:* Enloe (Chair), Fisher, Odom
Nominating and Corporate Governance: Fisher, Odom, Purnell (Chair)
Mr. Fisher serves as Presiding Director at meetings of the non-management directors.
Mr. Bentele and Ms. Odom are the Audit Committee's financial experts.

Corporate Officers

Senior Corporate Executives

Felix E. Wright, 69, Chairman and Chief Executive Officer, was appointed CEO in 1999, and became Chairman in 2002. Served as Vice Chairman of the Company's Board of Directors from 1999 to 2002 and as Chief Operating Officer from 1979 to 1999. Joined the Company directly from college in 1959.

David S. Haffner, 52, President and Chief Operating Officer, was elected President in 2002 and has served as Chief Operating Officer since 1999. Previously served as the Company's Executive Vice President from 1995 to 2002, and served the Company in other capacities since 1983. Prior experience includes nine years with Schreiber Foods, where he served as Director of Engineering.

Karl G. Glassman, 46, Executive Vice President, was appointed Executive Vice President in 2002. Has served as President of the Residential Furnishings Segment since 1999. Previously served as Senior Vice President of the Company from 1999 to 2002, as President of Bedding Components from 1996 to 1998, and in various other capacities since 1982. Prior to Leggett, he worked for Federal Express and DeLamar Bed Spring.

Matthew C. Flanigan, 43, Vice President and Chief Financial Officer, was appointed CFO in 2003. Joined the Company in 1997 and served as President of the Office Furniture Components Group from 1999 to 2003. Previous work experience includes 13 years in the banking industry at Société Générale and InterFirst Bank, both in Dallas.

John A. Hale, 56, Senior Vice President – Human Resources, was recently named a Senior Vice President of the Company. Has led the Human Resources department since 1988. Previously served the Company as Staff Vice President of Personnel, and as manager of various human resource functions. Prior to joining Leggett (in 1979) he was a personnel manager for Eagle Picher Industries.

Robert A. Jefferies, 63, Senior Vice President – Strategic Planning, was appointed to his current position in 2001. Previously served the Company as Senior Vice President, Mergers, Acquisitions and Strategic Planning from 1990 to 2001. Also served the Company as Vice President, General Counsel and Secretary from 1977 to 1990.

Ernest C. Jett, 59, Senior Vice President – General Counsel & Secretary, was recently promoted to Senior Vice President of the Company. Was appointed General Counsel in 1997, and Vice President and Secretary in 1995. Previously served the Company as Assistant General Counsel from 1979 to 1995 and as Managing Director of the Legal Department from 1991 to 1997. Before joining the Company (in 1979), he held positions at both Tenneco, Inc. and Cooper Industries.

Senior Operating Vice Presidents

Jack D. Crusa, 50, Senior Vice President – Specialized Products, recently assumed responsibility for both the Specialized Products segment and the Company's procurement efforts. Became a Senior Vice President of the Company in 1999, and served as head of the Industrial Materials segment from 1999 to 2004. Served in a variety of other capacities since 1986. Before joining Leggett he worked as a CPA for BKD, LLP.

Joseph D. Downes, Jr., 60, Senior Vice President – Industrial Materials, was recently promoted to Senior Vice President of the Company and appointed head of the Industrial Materials segment. Became a Vice President of the Company, and head of the Wire Group, in 1999. Served in other capacities since 1976. Prior industry experience includes 12 years in wire and steel sales.

Robert G. Griffin, 52, Senior Vice President – Fixture & Display, has served as head of the Company's fixture & display operations since 1998, and was named Senior Vice President of the Company in 1999. Served as Director of Mergers, Acquisitions & Strategic Planning from 1995 to 1998. Joined the Company in 1992. Previous work experience includes positions with Mennen Company, AMF Inc. and A&P Tec. Co.

Paul R. Hauser, 53, Senior Vice President – Bedding Components, recently promoted to Senior Vice President of the Company. Has served as head of bedding operations since 1999. Served in a variety of other positions since 1980. Prior to joining Leggett he worked in sales for Penn Dixie Steel and Hauser Tractor & Equipment.

Daniel R. Hebert, 61, Senior Vice President – Aluminum Products, was appointed Senior Vice President of the Company, heading the Aluminum Segment, in 2002. Joined the Company in 1996 as Vice President of our aluminum operations. Prior experience includes five years as vice president of operations at Midwest Fabrication, and 25 years at GE Lighting.

Operating Vice Presidents

J. Scott Bull	Aluminum Products
Perry E. Davis	U.S. Innersprings
Klaus W. Dohring	Automotive Group
Russell N. Fugate	Office and Plastic Components
John A. Garrett	Machinery and Technology
Charles A. Kallil, Sr.	N. American Automotive Unit
Dennis S. Park	Home Furnishings & Consumer Products
Michael S. Walters	Fabric, Foam, Fiber
David A. Young	Office Furniture Components

Corporate Vice Presidents

Lance G. Beshore	Government Relations
Michael W. Blinzler	Information Technology
Raymond J. Cavanaugh	Audit
Peter W. Connelly	Procurement
David M. DeSonier	Investor Relations, Assistant Treasurer
James L. Hess	Operations Services
John G. Moore	Associate General Counsel, Associate Secretary
Sheri L. Mossbeck	Treasurer
Kenneth W. Purser	Tax
Mark L. Smith	Associate General Counsel – Law
William S. Weil	Corporate Controller, Chief Accounting Officer

Annualize: Take a measurement covering a period of less than one year, and extrapolate it to cover a full year.

Bolt-On: An acquisition, usually fairly small, that is quite similar to existing operations, and can therefore easily be integrated into (or "bolted on" to) an existing business unit. Most of Leggett's acquisitions are "bolt-ons".

Book Value per share: Another term for per share *shareholder equity, or net worth. The company's* total assets minus total liabilities, divided by the number of shares of stock.

Business Group or Unit: An organizational subset of Leggett's operations; there are currently 10 business groups and 29 business units.

Capital Expenditure: Funds used to purchase physical assets including property, plant, and equipment.

Cash Equivalents: Highly liquid assets; assets that can be readily converted into cash.

Credit Rating: An evaluation of a company's ability to repay debt. Ratings are issued by Moody's, S&P, and Fitch. Investors and analysts use these ratings to assess the risk of an investment.

Commercial Paper: Unsecured (i.e. no collateral required), unregistered short-term debt that typically comes due within 270 days.

Debt To Cap: An indicator of financial leverage; the ratio of long-term debt to total capitalization. Companies with significant cash positions will often calculate Net Debt to Cap, which modifies the figures as if cash had been used (first) to repay current maturities of long term debt and (second) to reduce long term debt.

Deverticalization: Leggett's term for encouraging customers to cease making their own components. Leggett becomes their component supplier, freeing them to concentrate on retailing, marketing and assembly.

Die Casting: Process for producing engineered parts by forcing molten metal under high pressure into reusable steel molds (called dies).

Dividend: The portion of a company's profit paid (usually in cash) to shareholders.

Dividend Yield: The fraction of the stock price returned to shareholders annually as dividends (equals dividends paid divided by stock price). A stock selling for $30 that pays shareholders $.60 in annual dividends has a dividend yield of 2.0% (= 0.60 / 30.00).

EBIT: Earnings before interest and taxes.

EBIT Margin: EBIT divided by sales, equals the amount of EBIT earned per dollar of sales.

EPS: Earnings per share. A company's after-tax profit divided by the number of shares of stock. If a company earning $6 million had 3 million shares of stock, its EPS would be $2 per share. Weighted average number of shares is often used.

Form 10-K: An annual report filed with the SEC by all corporations having at least 500 shareholders and assets of over $10 million.

Fortune 500: Fortune magazine's listing of the top 500 U.S. corporations, ranked by annual sales.

Forward Looking Statements: Comments the company makes regarding beliefs or expectations about the future.

Goodwill: The premium paid for an acquisition; value in excess of the readily apparent fair market value of the assets acquired.

Gross Margin: Gross profit (which is net sales less cost of goods sold) divided by net sales.

Innerspring: The set of steel coil springs, bound together, that form the core of about 90% of mattresses in North America.

Intangible Asset: A non-financial asset lacking physical substance; examples include goodwill, patents, trademarks and licenses.

Interest Rate Swap: Agreement under which two parties agree to exchange one type of interest rate cash flows for another. One party typically pays a fixed interest amount, but receives variable payments computed using a published index.

Inter-segment Sales: Sales of product from one segment of the company to another (e.g. sales of wire from Leggett's Industrial Materials segment to the Residential Furnishings segment).

LIFO: Stands for "Last In, First Out"; an inventory *accounting method that assumes the products* acquired last are the ones sold first.

Long-Term Debt: Liability (e.g. bond or note) that comes due (i.e. must be repaid) more than one year into the future.

Maker/User: Leggett's term for a customer that makes its own components for use in the assembly of a product it manufactures.

Motion Mechanism: The highly-engineered (usually steel) component that enables furniture to recline, tilt, swivel, elevate, etc.

Net Debt: The amount of debt remaining if all cash and cash equivalents are used to pay off debt.

Net Margin: Net earnings divided by net sales; a measure of after-tax profitability per dollar of sales. Also called net earnings margin.

Net Sales: Overall sales to third parties adjusted for discounts and/or return of product. Excludes inter-segment sales.

One Stop Supplier: A vendor that can provide the *full variety of products the customer needs,* enabling the customer to deal with only one supplier, rather than having to deal with many separate manufacturers.

Organic Sales Growth: Also called same location sales growth. The amount of sales increase not attributable to acquisitions. Sales growth that comes from the same plants and facilities that the company owned one year earlier.

Point-of-Purchase Display: Temporary or semi-permanent, brand-specific, promotional exhibit located in a retail store.

Revolving Credit: Contractual agreement to loan up *to a specified amount of money, for a specified* period of time; any amounts repaid can be borrowed again.

Return On Shareholders' Equity: Net earnings divided by shareholders' equity; a measure of the amount earned on the investment of the stockholders.

Return On Total Capital: The sum of (net earnings + after-tax interest expense) divided by total capitalization; a measure of the amount earned on the investment of both the stockholders and the debt holders.

S&P 500: An index of 500 widely-held large-company stocks that measures the general performance of the U.S. stock market.

Same Location Sales Growth: See "Organic Sales Growth."

Segment: A major subset of the company's operations that contains business groups and units. Leggett reports results in five segments.

Shareholders' Equity: Another term for net worth. The company's total assets minus total liabilities.

Shelf Registration: SEC rule that allows a company to comply with registration requirements up to two years prior to issuing debt or equity; once filed, the shelf allows the company to issue securities as conditions become favorable.

Store Fixture: Shelving, display case, rack, cart, kiosk, partition, or cabinet used to hold or present a product in a retail environment.

Steel Rod: Commodity product produced at steel mills. Rod looks like a coil of thick wire, is rolled (or formed) from a billet (a long bar of steel), and is commonly used to make wire, bolts and nails. Leggett is the largest consumer of steel rod in the U.S.

Total Capitalization: The sum of four items on the balance sheet: long-term debt, other liabilities, deferred income taxes, and shareholder's equity. In essence it is a measure of the total amount invested in the firm by both shareholders and lenders

Total Sales: Net sales plus inter-segment sales.

Working Capital: The strict accounting definition is: current assets less current liabilities. Many companies, including Leggett, exclude cash and equivalents, and current maturities of long term debt, when analyzing how efficiently working *capital is being utilized.*

Corporate Information

Mailing Address:
Leggett & Platt, Incorporated
PO Box 757
Carthage, MO 64836-0757
(417) 358-8131

Annual Meeting:
May 4, 2005, at 10:00 a.m. (local time), at the Company's Cornell Conference Center, No. 1 Leggett Road, Carthage, Missouri.

Stockholder Inquiries:
Inquiries regarding dividend payments, lost dividend checks, stock transfers, address or name changes, duplicate mailings, lost stock certificates, or Form 1099 information should be directed to the Registrar and Transfer Agent.

Direct Deposit of Dividends:
The Company strongly encourages shareholders to have dividends deposited directly to their checking account, as this reduces expenses. Please contact the Transfer Agent for more information.

Registrar and Transfer Agent:
UMB Bank, n.a.
Securities Transfer Division
P.O. Box 410064
Kansas City, MO 64141-0064, or
928 Grand Blvd., 13th Floor
Kansas City, MO 64106
Phone: (800) 884-4225
www.umb.com/business/shareholder/faq.html

Independent Registered Public Accounting Firm:
PricewaterhouseCoopers LLP
St. Louis, Missouri

Form 10-K:
To obtain a copy of the Company's Form 10-K, as filed with the Securities and Exchange Commission, direct requests to Investor Relations. This report, without exhibits, will be provided at no charge, and is also available on Leggett's website.

Website:
www.leggett.com
Corporate news releases, Forms 10-K and 10-Q, the Annual Report, specifics regarding corporate governance, and a variety of additional information is available through the Company's website.

Listed:
The New York Stock Exchange
(ticker = LEG)

Investor Relations:
General information about Leggett and its common stock may be obtained by contacting the Investor Relations department:
David M. DeSonier, Vice President
Susan R. McCoy, Director
Bonnie S. Young, Specialist
Rita C. Goucher, Administrative Assistant
Phone: (417) 358-8131
Fax: (417) 359-5114
Email: invest@leggett.com
Web: www.leggett.com

Stock Analyst Coverage:
Avondale Partners
BB&T Capital Markets
Credit Suisse First Boston
Edward Jones
Ferris Baker Watts
Legg Mason
Longbow Research
Morgan Keegan
Raymond James
SunTrust Robinson Humphrey
UBS

Contacting the Audit Committee:
Should you become aware of any questionable accounting, internal controls or auditing matters, you may report your concerns confidentially to the Company's Audit Committee by any of the options listed below. You may request written acknowledgment of your written complaint or concern.
Call: (888) 401-0536
Write: L&P Audit Committee
Attn: Ray Cavanaugh
P.O. Box 757
Carthage, MO 64836
Email: auditcommittee@leggett.com

Contacting the Board of Directors:
Individuals may communicate with the Board via email at presidingdirector@leggett.com or in writing at: L&P Presiding Director, P.O. Box 637, Carthage, MO 64836. Mr. Fisher, the Board's Presiding Director, will receive all communications directly.

www.leggett.com

DESIGN: HERRING DESIGN PRINTING: WETMORE & COMPANY

Leggett & Platt at a Glance

Leggett & Platt®

Leggett Distinctives
- Outstanding track record
- Strong market positions
- Abundant growth opportunities
- Financial stability
- Consistent dividend growth
- Management "skin in the game"
- High quality earnings

Track Record
- 15% average sales and earnings growth since 1967 IPO
- Dividends increased 14% annually (on average) for 34 consecutive years (second-best record among the S&P 500)
- High quality earnings; conservative accounting
- Single A credit rating for more than a decade
- Net debt generally below 30% of capitalization
- Return on equity averaged 16% over last decade
- Performance generally in top third of Fortune 500

Strategic Direction
- Profitable growth remains the top priority
- Extend our dividend growth record
- After funding growth and dividends, use remaining cash flow (if any) to repurchase shares of stock
- Modestly increase leverage

Financial Goals
- 15% annual EPS growth
- 10% – 15% annual sales growth
- Return on equity (ROE) in the high teens
- 30% – 40% debt-to-capitalization (net of cash)
- Single "A" debt rating
- Top quartile performance vs. Peers

Dividend Policy
- Aim to pay about 1/3 the trailing 3-year average earnings

Recognition
- Standard & Poor's list of 2005 "Dividend Aristocrats"
- Among the top 100 firms in *Mergent's Dividend Achievers*, as ranked by dividend growth rate
- Top-half performance rankings among the Fortune 500, per *Fortune* magazine
- *Fortune's* list of America's Most Admired Companies

Peer Group
Eleven large, diversified manufacturing peers.

Ticker	Sales	Name
• CSL	2.2	Carlisle Companies
• CBE	4.4	Cooper Industries
• DHR	6.9	Danaher Corporation
• DOV	5.5	Dover Corporation
• ETN	9.8	Eaton Corporation
• EMR	16.0	Emerson Electric Company
• ITW	11.7	Illinois Tool Works
• IR	9.4	Ingersoll-Rand
• MAS	12.1	Masco
• PNR	2.3	Pentair
• PPG	9.5	PPG Industries

Sales are in billions of dollars, for full year 2004.

2004 Accomplishments
- Sales grew 16% to record of $5.1 billion
- EPS grew 38% to $1.45 per share
- "Deverticalization" project with Briggs & Stratton
- Improved Fixture & Display performance
- Issued $180 million of 10-year debt
- Reduced net debt to 21.9% of total capitalization

Quick Facts
- Sales of $5.1 billion; 21% international
- #393 in revenues on Fortune 500 list (April 2004)
- Broad customer base; mainly manufacturers, retailers
- Few large competitors; almost none are public
- 5 Reporting Segments; 29 Business Units
- 33,000 employee-partners
- 300 facilities in over 20 countries
- 160 acquisitions in last decade

Stock Information
- Listed on NYSE; ticker = LEG
- 197 million (diluted) shares outstanding
- Approximately 52,000 shareholders
- About 20% of stock owned by management and employees, directors, retirees, merger partners, and family members
- Current indicated annual dividend of $.60 per share
- Dividend Yield = 2.1% (on $29 stock price)
- 2004 price range of $21.19 – $30.68
- 2004 daily volume averaged 582,000 shares
- Compound total return of 16% since 1967 IPO
- Authorized to repurchase up to 10 million shares annually

Profile
Fortune 500 diversified manufacturer that conceives, designs and produces a broad variety of engineered components and products that can be found in virtually every home, office, retail store, and automobile. North America's largest independent manufacturer of a variety of products including:
- components for bedding and residential furniture
- carpet padding
- adjustable beds
- retail store fixtures and point-of-purchase displays
- components for office furniture
- non-automotive aluminum die castings
- drawn steel wire
- automotive seat support and lumbar systems
- bedding industry machinery

Brief History
- 1883: Partnership founded in Carthage, Missouri
- 1901: Incorporated
- 1967: Company went public; revenues of $13 million
- 1979: Listed on New York Stock Exchange
- 1990: Revenues exceed $1 billion
- 1998: Grew into Fortune 500
- 1999: Included in the S&P 500 index
- 2004: Revenues exceed $5 billion